                               FILE NO. 0-22211
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549
                              -----------------
                                    FORM 10

                                AMENDMENT NO. 2 TO
                  GENERAL FORM FOR REGISTRATION OF SECURITIES
                   PURSUANT TO SECTION 12(b) OR 12(g) OF THE
                        SECURITIES EXCHANGE ACT OF 1934



                           South Jersey Gas Company
                   ----------------------------------------
                          Exact name of registrant as
                               specified in its
                         certificate of incorporation


                                  New Jersey
                   ----------------------------------------
                          State or Other Jurisdiction
                              of Incorporation or
                                 Organization


                                  21-0398330
                   ----------------------------------------
                               (I.R.S. Employer
                              Identification No.)


            Number One South Jersey Plaza, Route 54
                      Folsom, New Jersey                            08037
--------------------------------------------------------------------------------
            (Address of principal executive offices)              (Zip Code)


       REGISTRANT'S TELEPHONE NUMBER, INCLUDING AREA CODE: (609)561-9000


       SECURITIES TO BE REGISTERED PURSUANT TO SECTION 12(b) OF THE ACT:

                                                 (Name of each exchange on
            (Title of each class                  which each class is to be
            to be so registered)                         registered)
---------------------------------------    -------------------------------------
                    NONE


       SECURITIES TO BE REGISTERED PURSUANT TO SECTION 12(g) OF THE ACT:
                               (Title of Class)
                    Common Stock, par value $2.50 per share
                              (voluntary filing)

Item 1.   Business.

     South Jersey Gas Company, ("SJG"), a New Jersey corporation, is an operating public utility company engaged in the purchase, transmission and sale of natural gas for residential, commercial and industrial use in an area of approximately 2,500 square miles in the southern part of New Jersey. SJG also makes off-system sales of natural gas on a wholesale basis to various customers on the interstate pipeline system and transports natural gas purchased directly from producers or suppliers by some of its customers. SJG is the principal subsidiary of South Jersey Industries, Inc. ("SJI"), a New Jersey corporation.

     SJG's service territory includes 112 municipalities throughout Atlantic, Cape May, Cumberland and Salem Counties and portions of Burlington, Camden and Gloucester Counties, with an estimated permanent population of 1.1 million.

     SJG serves 253,874 residential, commercial and industrial customers (at December 31, 1996) in southern New Jersey. Gas sales and transportation for 1996 amounted to approximately 66,814,000 Mcf (thousand cubic feet), of which approximately 51,203,000 Mcf was firm sales and transportation, 7,040,000 Mcf was interruptible sales and transportation and 8,571,000 Mcf was off-system sales. The breakdown of firm sales includes 42.4% residential, 19.8% commercial, 10.1% cogeneration and electric generation, 2.4% industrial and 25.3% transportation. At year-end 1996, SJG served 236,008 residential customers, 17,492 commercial customers and 374 industrial customers. This includes 1996 net additions of 5,562 residential customers and 313 commercial customers and a decrease of 23 industrial customers.

     Under an agreement with Atlantic Electric, an electric utility serving southern New Jersey, SJG supplies natural gas to several combustion turbine facilities. This gas service is provided under the terms of a firm electric service tariff approved by the New Jersey Board of Public Utilities (the "BPU") on a demand/commodity basis. In 1996, 1.6 Bcf (billion cubic feet) was delivered under this agreement.

     SJG serviced eight cogeneration facilities in 1996. Combined sales and transportation of natural gas to such customers amounted to approximately 9.2 Bcf in 1996.

     SJG makes wholesale gas sales for resale to gas marketers for ultimate delivery to end users. These "off-system" sales are made possible through the issuance by the Federal Energy Regulatory Commission ("FERC") of Orders No. 547 and 636. Order No. 547 issued a blanket certificate of public convenience and necessity authorizing all parties, which are not interstate pipelines, to make FERC jurisdictional gas sales for resale at negotiated rates, while Order No. 636 allowed SJG to deliver gas at delivery points on the interstate pipeline system other than its own city gate stations and release excess pipeline capacity to third parties. During 1996, off-system sales amounted to 8.6 Bcf. Also in 1996, SJG released 20.0 Bcf of its firm interstate pipeline capacity to third parties.

     Supplies of natural gas available to SJG that are in excess of the quantity required by those customers who use gas as their sole source of fuel (firm customers) make possible the sale of gas on an interruptible basis to commercial and industrial customers whose equipment is capable of using natural gas or other fuels, such as fuel oil and propane. The term "interruptible" is used in the sense that deliveries of natural gas may be terminated by SJG at any time if this action is necessary to meet the needs of higher priority customers as described in SJG's tariffs. Usage by interruptible customers, including off-system customers, in 1996 amounted to approximately 15.6 Bcf (approximately 23.4 percent of the total volume of gas delivered).

     No material part of SJG business is dependent upon a single customer or a few customers.

Service Territory

     The majority of the SJG residential customers reside in the northern and western portions of its service territory in Burlington, Camden, Salem and Gloucester counties. A majority of new customers reside in this section of the service territory, which includes the residential suburbs of Wilmington and Philadelphia. The franchise area to the east is centered on Atlantic City and the neighboring resort communities in Atlantic and Cape May counties, which experience large population increases in the summer months. The impact of the casino gaming industry on the Atlantic City area has resulted in the creation of new jobs and the expansion of the residential and commercial infrastructure necessary to support a developing year-round economy. Atlantic City is experiencing a second wave of development as a result of casino gaming. The centerpiece of this development is the new $254 million multi-purpose convention center, accompanied with a planned billion dollar hotel and entertainment complex. These facilities will be used to attract large conventions as well as making Atlantic City into a family resort on a year-round basis. The convention center is expected to be in operation in the spring of 1997.

     Manufacturers or processors of sand, glass, farm products, paints, chemicals and petroleum products are located in the western and southern sectors of the service territory. New commercial establishments and high technology industrial parks and complexes are part of the economic growth of this area.

     SJG's service area includes parts of the Pinelands region, a largely undeveloped area in the heart of southern New Jersey. Future construction in this area is expected to be limited by statute and by a master plan adopted by the New Jersey Pinelands Commission; however, in terms of potential growth, significant portions of SJG's service area are not affected by these limitations.

Rates and Regulation

     As a public utility, SJG is subject to regulation by the BPU. Additionally, the Natural Gas Policy Act, which was enacted in November 1978, contains provisions for Federal regulation of certain aspects of SJG's business. SJG is affected by Federal regulation with respect to transportation and pricing policies applicable to its pipeline capacity from Transcontinental Gas Pipeline Corporation ("Transco"), SJG's major supplier, Columbia Gas Transmission Corporation ("Columbia"), CNG Transmission Corporation ("CNG") and Equitrans, Inc. ("Equitrans"), since such services are provided under rates and terms established under the jurisdiction of the FERC.

     Retail sales by SJG are made under rate schedules within a tariff filed with and subject to the jurisdiction of the BPU. These rate schedules provide primarily for either block rates or demand/commodity rate structures. The tariff contains provisions permitting SJG to pass on to customers increases and decreases in the cost of purchased gas supplies. The tariff also contains provisions permitting the recovery of environmental remediation costs associated with former manufactured gas plant sites and for the adjustment of revenues due to the impact of temperature fluctuations as prescribed in SJG's tariff.


     In April 1997, SJG will initiate its BPU approved pilot program to give residential customers a choice of gas supplier. The program will be open to the first 10,000 residential customers who apply for this service and is designed to run until June 30, 1998, or later if approved by the BPU. Under the applicable rate schedule, amounts billed to participants in the program will be reduced for cost of gas charges and applicable gross receipts taxes. This decrease in revenues will be offset by a corresponding decrease in SJG's gas costs and taxes under SJG's BPU-approved fuel clause. Accordingly, SJG believes that the program will not affect its net income, financial condition or margins. In addition, because the program affects only 4% of SJG's residential customers, and not all of those customers may elect to purchase gas from other suppliers, SJG believes that any reduction in revenue will not be material.

     Revenue requirements for ratemaking purposes are established on the basis of firm and interruptible sales projections. On January 27, 1997, the BPU granted SJG a rate increase of $6.0 million based on an overall rate of return of 9.62% including an 11.25% return on equity. The majority of this increase will come from residential and small commercial customers. As part of this rate increase, SJG is allowed to retain the first $5.0 million of pre-tax margins generated by interruptible and off-system sales and transportation and 20% of pre-tax margins generated by such sales above that level. In 1997 and 1998, this $5.0 million threshold will be increased by the annual revenue requirement associated with specified major construction projects. These sharing formula improvements are expected to result in additional rate relief of approximately $1.4 million in 1997 and $1.8 million in 1998. In 1997, SJG will file to recover additional post-retirement benefit costs of approximately $1.1 million annually. This recovery is expected to begin in 1998. In addition, part of the increase will be recovered from customers through new service fees which charge specific customers for costs which they cause SJG to incur. In addition to the rate increase, the BPU approved a revenue reduction in SJG's Temperature Adjustment Clause, a mechanism designed to reduce the impact of extreme fluctuations in temperature on SJG and its customers. For the period ended May 31, 1996, weather in SJG's service area was significantly colder than the 20-year average, resulting in a $2.5 million credit due to customers' bills which is reflected in the 1996 results of operations.

     On December 14, 1994, the BPU granted SJG a rate increase of $12.1 million based on a 9.51 percent return on rate base, which included an 11.5 percent return on equity. Nearly the entire increase came from the residential, commercial and small industrial customer classes. In addition, SJG was allowed to retain the first $4.0 million of combined pre-tax interruptible and off-system margins and 20 percent of margins above that level.

     In 1996, SJG made no public announcement of, or otherwise made public information about, a new product or industry segment that would require the investment of a material amount of the assets of SJG or which otherwise was material.

Raw Materials

Supply Contracts and Storage
----------------------------

     SJG has direct connections to two interstate pipeline companies, Transco and Columbia. It also secures firm transportation and other long term services from four additional pipelines upstream of the Transco and Columbia systems. They include: Columbia Gulf Transmission Company ("Columbia Gulf"), CNG, Texas Gas Transmission Corporation ("Texas Gas") and Equitrans. Services provided by these upstream pipelines are utilized to deliver gas into either the Transco or Columbia systems for ultimate delivery to SJG. Services provided by all of the above mentioned pipelines are subject to changes as directed by FERC Order No. 636.

Transco
-------

     Transco is SJG's largest supplier of long term gas transmission services. These services include five (5) year-round and one (1) seasonal firm transportation ("FT") service arrangement. When combined, these services enable SJG to purchase from third parties and have delivered to its city gate stations by Transco, a total of 163,741 Thousand Cubic Feet of gas per day ("Mcf/d"). The terms of the year-round agreements extend for various periods from 2002 to 2010 while the term of the seasonal agreement extends to 2011.

     SJG also has seven (7) long-term gas storage service agreements with Transco that when combined are capable of storing approximately 10.1 Bcf. Through these services, SJG can inject gas into storage during periods of low demand and withdraw gas at a rate of up to 86,972 Mcf per day during periods of high demand. The terms of the storage service agreements extend for various periods from 1998 to 2008.

     Transco renders a merchant service to SJG under its Rate Schedule FS (defined below). Williams Energy Services Company ("WESCO"), an affiliate of Transco, has assumed Transco's natural gas merchant function under which the maximum purchase quantity amounts to 51,769 Mcf per day. FS is a no-notice swing service which allows SJG to take between zero and its full contract quantities (51,769 Mcf/d) on any day of the year. This flexibility enables SJG to respond to changes in its requirements for gas due to weather and market conditions. The initial term of the FS agreement extends through March 31, 2001.


     In addition to FS service, SJG has also secured a second merchant service from Transco under Transco's Rate Schedule NS. NS is a service that requires scheduling 24 hours before the date of actual gas flow and has minimum monthly take provisions (as compared to FS service which requires no advance scheduling or minimum take). NS service is also provided by WESCO acting as agent for Transco. Under this service, SJG can purchase up to 30,000 Mcf per day of NS gas with 24 hours advance notice. The term of the NS agreement extends though March 31, 2001.

     SJG has a long term gas purchase agreement with Vastar Gas Marketing ("Vastar") which provides for the delivery of up to 14,618 Mcf/d to SJG's service area on a year round basis by way of Transco FT service. The initial term of the gas purchase agreement with Vastar extends through March 31, 2000.

     SJG also has a winter season firm transportation service on the Transco system which is available for the period December 1 through the last day of February of each year. SJG's maximum entitlement under this service is 2,900 Mcf/d. SJG has contracted with Amerada Hess Corporation ("Hess") to provide the gas supply to fill this transportation capacity during each winter season through October 31, 2007.

     SJG may deliver up to 24,700 Mcf per day of gas under a firm transportation agreement as part of Transco's Texas Gas-CNG-Transco FT project. This project was developed to provide additional firm pipeline capacity which would deliver gas to the U.S. Northeast via a bundled service provided by Transco under its Rate Schedule FT-NT. SJG has also contracted with Hess for a

15 year gas supply service to fill this capacity which extends through October 31, 2007.

CNG
---

     SJG has entered into separate gas sales and capacity management agreements with CNG Energy Services Corporation ("CNGES"), a non-jurisdictional affiliate of CNG, through which SJG has assigned to CNGES its pipeline FT and storage entitlements on the CNG system to provide SJG with up to 9,662 Mcf per day of gas during the period November 16 through March 31 of each year.

Columbia
--------

     SJG has three (3) firm transportation agreements with Columbia which, when combined, provide for 43,500 Mcf/d of firm deliverability.

     SJG has four long term gas purchase agreements, for periods ranging from 1999 to 2003, with major non-jurisdictional producer/suppliers for gas delivered into the Columbia pipeline system which, in aggregate, provide SJG with up to 43,500 Mcf/d via the Columbia pipe line system during the winter season. Such agreements also provide for delivery in non-winter months at lower quantities.

     SJG also subscribes to a firm storage service from Columbia, to March 31, 2009, which provides a maximum withdrawal quantity of 19,807 Mcf/d during the winter season with an associated 1,121,095 Mcf of storage capacity.

     As part of addressing future winter season requirements, SJG has entered into an agreement with Columbia to subscribe to an incremental 31,296 Mcf per day of storage deliverability with an additional 2,234,482 Mcf of storage capacity to begin in November 1998. The term of the agreement expires October 31, 2013. The FERC has recently approved Columbia's arrangements to provide such services subject to review of environmental issues.

Equitrans
---------

     SJG has a long term storage service provided by Equitrans, to April 1, 2002, under which up to 500,000 Mcf of gas may be stored during the summer season and up to 4,783 Mcf/d may be withdrawn during the winter season. The gas is delivered to SJG under firm transportation agreements with Equitrans, CNG and Transco.

Supplemental Gas Supplies
-------------------------


     SJG has a long term liquefied natural gas ("LNG")purchase agreement with Distrigas of Massachusetts Corporation ("DOMAC") which extends through October 31, 2000. For the 1996-97 contract year, SJG's annual contract quantity under the DOMAC agreement is 186,047 Mcf. LNG purchases from DOMAC are transported to SJG's LNG storage facility in McKee City, New Jersey via over-the-road trucks.


     SJG operates peaking service facilities which can store and vaporize both LNG and propane for injection into its distribution system. Peaking service is a supply of natural or manufactured gas for distribution systems from an auxiliary source during periods of maximum demand when primary gas supply sources may not be adequate. SJG's LNG facility has a storage capacity equivalent to 404,000 Mcf of natural gas and has an installed capacity to vaporize up to 90,000 Mcf of LNG per day for injection into its distribution system.

     SJG also maintains three propane-air plants that are located in McKee City, Middle Township and Ocean City, New Jersey. The combined maximum storage capacity of these plants is 450,000 gallons of liquefied propane or the equivalent of approximately 33,834 Mcf of natural gas.

     SJG also operates a high pressure pipe storage field at its McKee City facility which is capable of storing 12,000 Mcf of gas and injecting up to 10,000 Mcf of gas per day into SJG's distribution system.

     SJG has a LNG peaking service agreement with the Philadelphia Gas Works ("PGW") which provides up to 250,000 Mcf per year of peaking service gas on a firm basis at a rate of up to 25,000 Mcf per day when taken as vapor and delivered through the Transco pipeline system or up to twelve truckloads per day (approximately 10,200 Mcf) when taken as liquid and trucked to SJG's LNG storage facility in McKee City, NJ. The initial term of this agreement extends through the 1997-98 winter season, however it may be extended by mutual agreement of the parties.

Peak-Day Supply
---------------

     SJG plans for a winter season peak-day demand on the basis of an average daily temperature of 2 degrees F. Gas demand on such a design day was estimated for the 1996-97 winter season to be 386,585 Mcf versus a design day supply of 416,922 Mcf. On January 19, 1994, SJG experienced its highest peak-day demand of 370,582 Mcf with an average temperature of 2.68 degrees F. In 1996, SJG experienced a high peak-day demand of 325,463 Mcf with an average temperature of
12.0 degrees F.

Gas Prices

     During 1996, SJG purchased and had delivered to it approximately 50.6 Bcf of natural gas for distribution to its customers. Of this total, 34.3 Bcf was transported on the Transco pipeline system and 16.3 Bcf was transported on the Columbia pipeline system.

     SJG's average commodity cost of gas purchased in 1996 was $2.93 per Mcf.

Patents and Franchises

     SJG holds nonexclusive franchises granted by municipalities in the seven-county area of southern New Jersey that it serves. No other natural gas public utility presently serves the territory covered by SJG's franchises. Otherwise, patents, trademarks, licenses, franchises and concessions are not material to the business of SJG or any of its subsidiaries.

Seasonal Aspects

     SJG experiences seasonal fluctuations in sales when selling natural gas for heating purposes. SJG meets this seasonal fluctuation in demand from its firm customers by buying and storing gas during the summer months, and by drawing from storage and purchasing supplemental supplies during the heating season. As a result of this seasonality, SJG experiences reductions of revenues and net income during the second and third quarters of the year.

Working Capital Practices

     As previously indicated under Seasonal Aspects, SJG buys and stores natural gas during the summer months. These purchases are financed by short-term loans which are substantially paid down during the winter months when gas revenues are higher. Reference is also made to "Liquidity" on pages 16 and 17.

Customers

     No material part of SJG's business or that of any of its subsidiaries is dependent upon a single customer or a few customers, the loss of which would have a material adverse effect on any such business.

Backlog

     Backlog is not material to an understanding of SJG's business or that of any of its subsidiaries.

Government Contracts

     No material portion of the business of SJG or any of its subsidiaries is subject to renegotiation of profits or termination of contracts or subcontracts at the election of any government.

Competition


     SJG franchises are non-exclusive. However, currently no other utility is providing retail gas distribution services within its territory. SJG does not expect any other utilities to do so in the foreseeable future because of the extensive investment required for utility plant and related costs. SJG competes with oil, propane and electricity suppliers for residential, commercial and industrial users. The market for natural gas sales is subject to competition as a result of deregulation. SJG has enhanced its competition position while maintaining its margins through its initiative in obtaining an unbundled tariff which isolates the variable cost of the gas commodity component within SJG's rate structure. Under this tariff, substantially all of SJG's profits are derived from the transportation rather than the sale of the commodity since SJG does not generally add a profit mark-up to the cost of the commodity. Therefore, SJG is able to offer its commercial and industrial customers flexibility regarding choice of gas supply while SJG continues to recover its cost of service and fixed gas costs while providing and charging for transportation service. As noted above, in April 1997 SJG will initiate its BPU-approved pilot program to give certain of its residential customers a choice of gas suppliers. (See Rates And Regulation above.) In all of these respects, SJG has been a
     --------------------
leader in addressing the changing marketplace while maintaining its focus on being a low-cost provider of natural gas and energy services.

Research

     During the last three fiscal years, SJG did not engage in research activities to any material extent.

Environmental Matters

     Environmental Remediation Costs - SJG has incurred and recorded certain
     -------------------------------
costs for environmental remediation of sites where SJG or predecessor companies operated gas manufacturing plants. Manufactured gas operations were terminated at all SJG sites more than 30 years ago.

     Since the early 1980s, SJG has recorded environmental remediation costs of $70.8 million, of which $29.1 million has been expended as of December 31, 1996. SJG, with the assistance of an outside consulting firm, estimates that total future expenditures to remediate the sites will range from $41.7 million to $150.2 million. The lower end of this range has been recorded as a liability and is reflected on the balance sheet under the captions "Current Liabilities" and "Deferred Credits and Other Non-Current Liabilities". Recorded environmental remediation costs do not directly affect earnings because those costs are deferred and, when expended, recovered through rates over 7-year amortization periods. Amounts accrued for future expenditures have not been adjusted for future insurance recoveries, which management is pursuing. SJG has received $4.2 million of insurance recoveries as of December 31, 1996. These proceeds were first used to offset legal fees incurred in connection with those recoveries and the excess was used to reduce the balance of deferred environmental remediation costs. Recorded amounts include estimated costs to be incurred based on projected investigation and remediation work plans using existing technologies. Actual expenditures could differ from the estimates due to the long-term nature of the projects and changing technology, government regulations and site specific requirements.

     SJG has established a regulatory asset for these costs and is recovering amounts expended over 7-year amortization periods, as authorized by the BPU. As of December 31, 1996, SJG has unamortized remediation expenditures of $15.6 million which are reflected on the balance sheet under the caption "Deferred Debits". Since BPU approval of the RAC mechanism in August 1992, SJG has recovered $9.3 million through rates as of December 31, 1996.

Employees

     SJG had a total of 674 employees as of December 31, 1996.

Financial Information About Foreign and Domestic Operations and Export Sales

     SJG has no foreign operations and export sales have not been a significant part of SJG's business.

Item 2.   Financial Information.


FIVE-YEAR SUMMARY OF SELECTED
FINANCIAL DATA                                                Year Ended December 31
(In Thousands Where Applicable)                   -----------------------------------------------
OPERATING DATA                                          1992        1993        1994         1995        1996
                                                  ----------  ----------  ----------   ----------  ----------
Operating Revenues:

   Utility......................................  $  252,146  $  274,497  $  308,253   $  279,764  $  327,317
   Other........................................       3,112       3,084       3,206        2,955       3,018
                                                  ----------  ----------  ----------   ----------  ----------
Total Operating Revenues........................     255,258     277,581     311,459      282,719     330,335
                                                  ----------  ----------  ----------   ----------  ----------
Total Operating Expenses........................     225,639     248,026     283,456      247,281     291,486
                                                  ----------  ----------  ----------   ----------  ----------
Operating Income................................      29,619      29,555      28,003       35,438      38,849
                                                  ----------  ----------  ----------   ----------  ----------
Interest Charges:...............................
   Long-Term Debt...............................       9,696      10,771      11,471       14,490      13,636
   Other-Net....................................       4,344       3,165       3,057        4,957       5,824
                                                  ----------  ----------  ----------   ----------  ----------
Total Interest Charges (1)......................      14,040      13,936      14,528       19,447      19,460
                                                  ----------  ----------  ----------   ----------  ----------
Customer Refund Obligation, net of Taxes........                              (2,275)
                                                  ----------  ----------  ----------   ----------  ----------
Income before Cumulative Effect of a Change in
Accounting Principle............................      15,579      15,619      11,200       15,991      19,389

Change in Accounting Principle (2)..............                   1,235
                                                  ----------  ----------  ----------   ----------  ----------
Income before Preferred Stock Dividend
Requirements....................................      15,579      16,854      11,200       15,991      19,389

Preferred Stock Dividends.......................         192         187         183          178         174
                                                  ----------  ----------  ----------   ----------  ----------
Net Income Applicable to Common Stock...........  $   15,387  $   16,667  $   11,017   $   15,813  $   19,215
                                                  ==========  ==========  ==========   ==========  ==========
Average Shares of Common Stock Outstanding......   2,339,139   2,339,139   2,339,139    2,339,139   2,339,139
Earnings Per Common Share.......................       $6.58       $7.13       $4.71        $6.76       $8.21
                                                  ==========  ==========  ==========   ==========  ==========
Dividends Paid Per Common Share.................      $5.228      $1.069      $5.787       $6.840      $6.437
                                                  ==========  ==========  ==========   ==========  ==========


BALANCE SHEET DATA                                                At December 31,
                                                  ------------------------------------------------
                                                    1992      1993      1994      1995      1996
                                                  --------  --------  --------  --------  --------
Property, Plant and Equipment - Net.............   329,849   351,844   375,093   396,770   421,622
Total Current Assets............................    54,729    64,426    64,978    79,338    85,650
Accounts Receivable - Merchandise...............     2,736     2,221     2,015     2,305     1,999
Total Deferred Debits...........................    28,863    64,293    67,901    71,537    90,655
Total Assets....................................  $416,177  $482,784  $509,987  $549,950  $599,926

                                                 At December 31,
                                ------------------------------------------------
                                   1992      1993      1994      1995      1996
                                --------  --------  --------  --------  --------
Retained Earnings.............    35,905    50,071    47,551    47,364    51,522
Total Preferred Stock.........     2,674     2,584     2,494     2,404     2,314
Long-Term Debt, Net of           102,794   130,446   138,594   156,784   149,736
 Current Maturities...........
Current Maturities of              5,697     5,570     6,852    11,811     6,603
 Long-Term Debt...............
Interest and Other Accrued         4,624     4,990     4,829     5,631     2,161
 Liabilities..................
Total Deferred Credits........    70,907    92,073   110,271   114,647   132,474
Total Liabilities.............   310,556   363,087   382,900   417,140   463,048

(1)  Includes credits for allowance for funds used during construction.
(2) Represents the cumulative effect of change in accounting principle for Income Taxes.

Management's Discussion and Analysis of Results of Operations and Financial Condition

Overview

     SJG is a natural gas distribution company serving 253,874 customers at December 31, 1996, compared with 248,022 customers at December 31, 1995. Seasonal aspects affect reported revenues, inventories, receivables, operating expenses and cash flows, which are usually greater during the first and fourth quarters of the year.

Competition
-----------


     SJG franchises are non-exclusive. However, currently no other utility is providing retail gas distribution services within its territory. SJG does not expect any other utilities to do so in the foreseeable future because of the extensive investment required for utility plant and related costs. SJG competes with oil, propane and electricity suppliers for residential, commercial and industrial users. The market for natural gas sales is subject to competition as a result of deregulation. SJG has enhanced its competition position while maintaining its margins through its initiative in obtaining an unbundled tariff which isolates the variable cost of the gas commodity component within SJG's rate structure. Under this tariff, substantially all of SJG's profits are derived from the transportation rather than the sale of the commodity since SJG does not generally add a profit mark-up to the cost of the commodity. Therefore, SJG is able to offer its commercial and industrial customers flexibility regarding choice of gas supply while SJG continues to recover its cost of service and fixed gas costs while providing and charging for transportation service. As noted above, in April 1997 SJG will initiate its BPU-approved pilot program to give certain of its residential customers a choice of gas suppliers. (See Rates And Regulation above.) In all of these respects, SJG has been a
     --------------------
leader in addressing the changing marketplace while maintaining its focus on being a low-cost provider of natural gas and energy services.

Energy Adjustment Clauses
-------------------------

     SJG's tariff includes a Levelized Gas Adjustment Clause ("LGAC"), a Temperature Adjustment Clause ("TAC") and a Remediation Adjustment Clause ("RAC"). Such clauses are designed to permit adjustments for changes in gas supply costs, reduce the impact of extreme fluctuations in temperatures on SJG and its customers, and recover costs incurred in the remediation of former gas manufacturing plants. The BPU approved LGAC and RAC adjustments do not directly affect earnings because revenues are adjusted to match costs. The Company's base rates are designed based on twenty-year normal temperatures. When actual temperatures are colder than the twenty-year average, the Company sells more gas than was anticipated generating higher revenues and net income. Conversely, when actual temperatures are warmer than normal, the Company sells less gas and revenues and net income are lower than projected.

     The TAC dampens the effect of these peaks and valleys (and thus moderates the effect of weather extremes on SJG's revenues) by giving customers a credit against higher usage in colder weather and giving SJG a surcharge on lower usage in warmer weather. TAC adjustments therefore affect revenue, income and cash flows.

Results of Operations

Operating Revenues
------------------


     In 1996, revenues increased $47.6 million over 1995. Revenues decreased $28.7 million when comparing 1995 with 1994. In 1996, the revenue increase is principally due to greater firm sales resulting from weather which was 6.4 percent colder than 1995 and a net increase of approximately 5,900 customers. Total sales margin (revenues less cost of gas, gross receipts and income taxes) increased in 1996 principally due to the increased firm revenues and other increased revenues, including off-system sales and capacity release revenues. While the amount of off-system unit sales decreased in 1996, those sales had a positive impact on total sales margin principally because SJG was able to take advantage of relatively rapid increases in the market price of natural gas, permitting SJG to charge higher prices for gas it had purchased earlier when prevailing prices were lower. Utility revenues decreased in 1995 principally due to lower off-system gas sales, firm transportation and electric utility gas sales. The earnings impact of decreased sales volumes was more than offset by capacity release revenues which do not have an offsetting commodity cost, rate relief approved in December 1994 (See Regulatory Matters) and an increase of
                                      ------------------
6,600 customers. Rate relief resulted in additional revenues of approximately $12.3 million in 1995. In addition, 1994 included a customer refund obligation which reduced net income by approximately $(2.3) million

     The following is a summary of changes in operating revenue and throughput by major category for the years ended December 31, 1996 and 1995 compared with the preceding year.


                                                   1996 vs. 1995       1995 vs. 1994
                                                   -------------       -------------
Operating Revenues (Thousands):
  Firm
    Residential                                         $25,953               ($137)
    Commercial                                           12,620              (3,713)
    Industrial                                            1,526              (2,335)
    Cogeneration & Electric Generation                      448              (3,576)
    Firm Transportation                                  (3,457)             (4,162)
                                                   -------------       -------------
      Total Firm                                         37,090             (13,923)

  Interruptible                                             470                 176
  Interruptible Transportation                             (148)               (207)
  Off-System                                              7,876             (17,801)
  Capacity Release & Storage                                975               3,372
  Other                                                   1,352                (357)
                                                   -------------       -------------
      Total Operating Revenues                          $47,615            ($28,740)
                                                   =============       =============
Throughput (MMcf):
  Firm
    Residential                                           2,126                  30
    Commercial                                            1,172                (331)
    Industrial                                              222                (348)
    Cogeneration & Electric Generation                      320                (524)
    Firm Transportation                                  (1,448)                 16
                                                   -------------       -------------
      Total Firm Throughput                               2,392              (1,157)

  Interruptible                                            (225)                 33
  Interruptible Transportation                             (466)                464
  Off-System                                             (1,019)             (7,250)
  Capacity Release & Storage                               (455)             25,869
                                                   -------------       -------------
      Total Throughput                                      227              17,959
                                                   =============       =============


Gas Purchased for Resale
------------------------

     Gas purchased for resale increased $39.9 million in 1996 compared with 1995 and decreased by $41.5 million in 1995 compared with 1994. Sources of gas supply include both contract and open-market purchases. The principal causes are based on price and volume changes as described under Operating Revenues. SJG is
                                               ------------------
responsible for securing and maintaining its own gas supplies to serve its customers.

     SJG has entered into long-term contracts for natural gas supplies, firm transportation, and firm gas storage service. The earliest expiration of any of these contracts is 1998. All of the transportation and storage service agreements between SJG and its interstate pipeline suppliers are provided under tariffs approved by the Federal Energy Regulatory Commission. SJG's cumulative obligation for demand charges for all of these services is approximately $5.3 million per month which is recovered on a current basis through its LGAC.

Operation and Maintenance
-------------------------

     A summary of net changes for the years ended December 31, 1996 and 1995 compared with the year preceding is as follows (in thousands):

                                                 1996 vs. 1995   1995 vs. 1994
                                                 -------------   -------------
     Other Production Expense                       $  171          $   (2)
     Transmission                                       83             (32)
     Distribution                                      474              15
     Customer Accounts and Services                    186             573
     Sales                                             (32)            (36)
     Administration and General                       (994)          2,930
     Other                                            (244)             17
                                                    -------         -------
                                                    $ (356)         $3,465
                                                    =======         =======

     Distribution costs increased in 1996 principally due to greater distribution main markout and leak survey activities. The 1996 reduction in administrative and general costs was principally due to decreased data processing, employee welfare and regulatory costs. Increased administrative and general expense for 1995 was principally due to higher labor, employee welfare and regulatory costs. The increase in employee welfare costs was principally related to the recording of approximately $1.2 million of additional post-retirement benefit costs other than pension. However, this cost is offset by revenues as provided in SJG's 1994 rate increase (See Regulatory Matters).
                                                      ------------------

Other Operating Expenses
------------------------

     A summary of principal changes in other expenses for the years ended December 31, 1996 and 1995 compared with the preceding year is as follows (in thousands):

                                      1996 vs. 1995    1995 vs. 1994
                                      -------------    --------------
     Depreciation                         1,019            1,016
     Federal Income Taxes - Net           1,349            2,172
     Gross Receipts & Franchise
       and Other Taxes                    2,290           (1,321)

     Depreciation is higher in 1996 and 1995 principally due to increased investment in property, plant and equipment by SJG.

Federal Income Tax changes reflect the impact of changes in pre-tax income. The changes in Gross Receipts & Franchise Taxes in 1996 and 1995 are due to changes in volumes of gas sold, which are subject to those taxes.

     In December 1994, the BPU ordered a $3.5 million customer refund which resulted in an unfavorable impact of $2.3 million, net of taxes. Customers received this refund through the 1994-1995 LGAC.

Interest and Other Charges
--------------------------

     Interest charges increased slightly in 1996 compared with 1995. The increase is principally due to the effects of higher levels of short-term debt outstanding, partially offset by lower levels of long-term debt outstanding and LGAC overcollections. Interest charges increased by $4.9 million in 1995 compared with 1994, principally due to increased levels of long-term debt, higher interest rates and levels of LGAC overcollections.

Net Income Applicable to Common Stock
-------------------------------------

     Net income (in thousands) and earnings per common share reflect the following changes:
                                     1996 vs. 1995   1995 vs. 1994
                                     -------------   -------------

         Net Income Increase            $3,402           $4,796
                                        =======         =======
         Earnings per Share Increase     $1.45            $2.05
                                        =======         =======

     The details affecting the increase in net income and earnings per share are discussed under the appropriate captions above.

Liquidity
---------

     The seasonal nature of gas operations, the timing of construction and remediation expenditures and related permanent financing, as well as mandated tax and sinking fund payment dates require large short-term cash requirements. These are generally met by cash from operations and short-term lines of credit. SJG maintains short-term lines of credit with a number of banks, aggregating $133.0 million at December 31, 1996. The credit lines are uncommitted and unsecured with interest rates below the prime rate.

     Depreciation and Amortization are non-cash charges to income and do not
     -----------------------------
impact cash flow. Increases in depreciation cost reflect the effect of additions to fixed assets.

     Increases in Revenues and Fuel Costs Deferred - Net reflect the impact of
                  --------------------------------------
overcollection of fuel costs or the recovery of previously deferred fuel costs. Decreases reflect the impact of payments or credits to customers for amounts previously overcollected or the undercollection of fuel costs resulting from increases in natural gas costs.

     Increases in Deferred and Non-Current Federal Income Taxes and Credits -
                  -----------------------------------------------------------
Net represent the excess of taxes accrued over amounts paid.  Decreases reflect
---
the impact of taxes paid in excess of amounts accrued. Generally, deferred income taxes related to deferred fuel costs will be paid in the next year.

     Changes in Environmental Remediation Costs - Net represent the difference
                -------------------------------------
between amounts collected under the RAC and through insurance recoveries, and remediation expenditures.

     Changes in Accounts Receivable are generally weather and price related.
                -------------------
Increases generate cash flows when collected in subsequent periods.

     Changes in Inventory reflect the impact of seasonal requirements,
                ---------
temperature and price changes.

     Changes in Gross Receipts & Franchise Taxes reflect the impact of the
                --------------------------------
excess of taxes paid over taxes accrued. However, there are significant timing differences in cash flows during the year since SJG must pay the full year's tax on April 1 of each year and amortize any prepaid tax over the remainder of the year, on the basis of gas volumes sold. SJG uses short-term borrowings to make these tax payments and, accordingly, this results in a temporary increase in the short-term debt level. The carrying costs for these timing differences are recognized in base utility rates.

     Changes in Accounts Payable and Other Current Liabilities reflect the
                ----------------------------------------------
impact of timing differences between the accrual and payment of costs.

Regulatory Matters

     On December 14, 1994, the BPU granted SJG a rate increase of $12.1 million based on a 9.51 percent return on rate base, which included an 11.5 percent return on equity. Nearly the entire increase came from the residential, commercial and small industrial customer classes. In addition, SJG was allowed to retain the first $4.0 million of combined pre-tax interruptible and off-system margins and 20 percent of margins above that level.

     On January 27, 1997, the BPU granted SJG a rate increase of $6.0 million based on a rate of return of 9.62 percent including an 11.25 percent return on equity. As part of this rate increase, SJG is allowed to retain the first $5.0 million of combined pre-tax margins generated by interruptible and off-system sales and 20 percent of pre-tax margins generated by sales above that level. In 1997 and 1998, this $5.0 million threshold will be increased by the annual revenue requirement associated with completed major construction projects. These sharing formula improvements are projected to result in additional rate relief of approximately $1.4 million in 1997 and $1.8 million beginning in 1998. In 1997, SJG will file to recover additional post-retirement benefit costs of approximately $1.1 million annually. This recovery is expected to begin in 1998.


     Rates of return are calculated by weighting SJG's individual capital cost rates by the proportion of each respective type of capital. This requires the selection of appropriate capital structure ratios and a determination of the cost rate for each capital component which are determined in each rate proceeding.


     In setting a rate of return, the BPU must provide a utility and its investors with a return that is commensurate with the risk to which the invested capital is exposed so that the utility has access to the capital required to meet its public service responsibility.

     Also on January 27, 1997, the BPU approved SJG's request for a $2.5 million revenue reduction through the TAC, which is the standard BPU procedure used to credit customers with excess revenues, previously collected from customers, which were in excess of allowed revenues determined under the TAC. See Energy
                                                                   ----------
Adjustment Clauses. This revenue reduction reflects the normal operation of the
------------------
TAC, as does the BPU's confirmation of the decrease.

     In April 1996, SJG received BPU approval to increase its rates to recover approximately $8.0 million of increased natural gas costs through the LGAC.


     The adoption of FASB No. 109, "Accounting for Income Taxes" in 1993 primarily resulted in the creation of a regulatory asset and a deferred income tax liability. As a result of positions taken in the 1994 rate case, the amortization of the asset is being recovered through rates over an 18-year period which began in December 1994. Also, FASB No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions", adopted by SJG in 1993, requires an accrual basis of accounting for retiree benefit payments during the years of employment. SJG has elected to recognize the unfunded transition obligation over a 20-year period which began in 1993. SJG had previously recovered these costs through rates on a pay-as-you-go basis. A December 1994 BPU order provided for partial recovery of costs associated with FASB No. 106 and prescribes continued deferral of unrecovered costs. SJG was initially seeking recovery of this asset in its current rate proceedings; however, the BPU initiated a generic proceeding to address the recovery of these costs by all utilities in the State. Also, beginning in 1995, an external trust was established for the purpose of contributing costs recovered from ratepayers resulting from a settlement with the BPU. Rate recovery in excess of SJG's pay-as-you-go requirement is contributed to the trust and, therefore, provides no operating benefit to SJG except to the extent that trust income would reduce future net periodic cost. Contributions to the trust amounted to $2.1 million in both 1996 and 1995. The balance of the regulatory asset amounted to $5.2 million at December 31, 1996.

     SJG has incurred and recorded certain costs for environmental remediation of sites where SJG or predecessor companies operated gas manufacturing plants. Manufactured gas operations were terminated at all SJG sites more than 30 years ago.

     Since the early 1980s, SJG recorded environmental remediation costs of $70.8 million, of which $29.1 million has been expended as of December 31, 1996. SJG, with the assistance of an outside consulting firm, estimates that total future expenditures to remediate the sites will range from $41.7 million to $150.2 million. The lower end of this range has been recorded as a liability and is reflected on the balance sheet under the captions "Current Liabilities" and "Deferred Credits and Other Non-Current Liabilities." Recorded environmental remediation costs do not directly affect earnings because those costs are deferred and, when expended, recovered through rates over 7-year amortization periods. Amounts accrued for future expenditures have not been adjusted for future insurance recoveries, which management is pursuing. SJG has received $4.2 million of insurance recoveries as of December 31, 1996. These proceeds were first used to offset legal fees incurred in connection with those recoveries and the excess was used to reduce the balance of deferred environmental remediation costs. Recorded amounts include estimated costs to be incurred based on projected investigation and remediation work plans using existing technologies. Actual expenditures could differ from the estimates due to the long-term nature of the projects and changing technology, government regulations and site specific requirements.

     The Company has two regulatory assets associated with environmental cost. The first regulatory asset is titled "Environmental Remediation Cost: Expended
- Net". These expenditures represent actual cost incurred to remediate former gas manufacturing plant sites. These costs meet the requirements of FAS 71 "Accounting for the Effects of Certain Types of Regulation". The BPU has allowed recovery of these expenditures through July 1995 and a petition to recover these costs through July 1996 is pending before the BPU.

     The other regulatory asset titled "Environmental Remediation Cost:
Liability for Future Expenditures" relates to estimated future expenditures determined under the guidance of FAS 5 "Accounting for Contingencies". This amount, which relates to former manufactured gas plant sites has been recorded as a deferred debit with the corresponding amount reflected in Current Liabilities and Deferred Credits and Other Non-Current Liabilities, as appropriate. The deferred debit is a regulatory asset under FAS 71 because the BPU's intent, as evidenced by its current practice, is to provide recovery sufficient in amount to recover the deferred costs after they have been expended.

     SJG has established a regulatory asset for these costs and is recovering amounts expended over 7-year amortization periods, as authorized by the BPU. As a result of the seven year recovery mechanism, SJG does not expense environmental costs for former gas manufacturing sites when incurred and defers costs to be recovered. Such deferral is disclosed on the Balance Sheet under the caption "Deferred Debits". SJG makes annual filings with the BPU to recover these costs in rates. The BPU has consistently allowed the full recovery over such seven-year periods, and SJG believes the BPU will continue to do so. As of December 31, 1996, SJG has unamortized remediation expenditures of $15.6 million which are reflected on the balance sheet under the caption "Deferred Debits." Since BPU approval of the RAC mechanism in August 1992, SJG has recovered $9.3 million through rates as of December 31, 1996.


     SJG is subject to claims which arise in the ordinary course of its business and other legal proceedings. A group of Atlantic City casinos filed a petition with the BPU on January 16, 1996, alleging overcharges of over $10.0 million, including interest. Management believes that charges to the casinos were based on applicable tariffs and that the casinos were not qualified under less expensive rate schedules, as claimed. Management believes that the ultimate impact of these actions will not materially affect SJG's financial position or results of operations.

Capital Resources

     SJG has a continuing need for cash resources and capital, primarily to invest in new and replacement facilities and equipment for the remediation of former coal gas manufacturing sites. Total construction and remediation expenditures for 1997 are estimated at $57.7 million. 1998 and 1999 costs are estimated at approximately $65.0 million and $58.9 million, respectively. These investments are expected to be funded from several sources, which may include cash generated by operations, temporary use of short-term debt, sale of first mortgage bonds, sale of preferred stock and capital leases. SJG's specific financing plans for 1997 include an expected equity investment of approximately $25.6 million from SJI.

     In January 1996, SJG redeemed a total of $5,258,000 of its 8-1/4% Series First Mortgage Bonds maturing in 1996 and 1998. In April 1996, SJG redeemed the remaining balance of its 9.2% Series First Mortgage Bonds due 1998, amounting to $2,667,000. In January 1995, SJG issued $30.0 million of 8.6% Debenture Notes maturing February 1, 2010.

Inflation

     The ratemaking process provides that only the original cost of utility plant is recoverable in revenues as depreciation. Therefore, the excess cost of utility plant, stated in terms of current cost over the original cost of utility plant, is not presently recoverable. While the ratemaking process gives no recognition to the current cost of replacing utility plant, based on past practices, SJG believes it will be allowed to earn on the increased cost of its net investment as replacement of facilities actually occurs.

Summary

     The company is confident it will have sufficient cash flow to meet its operating, capital and dividend needs and is taking and will take such actions necessary to employ its resources effectively.

Item 3.   Properties.

     The principal property of SJG consists of its gas transmission and distribution systems that include mains, service connections and meters. The transmission facilities carry the gas from the connections with Transco and Columbia to SJG's distribution systems for delivery to customers. As of December 31, 1996, there were approximately 343 miles of mains in the transmission systems and 4,598 miles of mains in the distribution systems.

     SJG owns office and service buildings, including its corporate headquarters, at eight locations in the territory, a liquefied natural gas storage and vaporization facility, and three propane-air vaporization plants.

     As of December 31, 1996, the SJG utility plant had a gross book value of $579,304,259 and a net book value, after accumulated depreciation, of $421,621,668. In 1996, $39,385,175 was spent on additions to utility plant and there were retirements of property having an aggregate gross book cost of

$2,730,526. Construction expenditures for 1997 are currently expected to approximate $48.3 million.

     Virtually all of the SJG transmission pipeline, distribution mains and service connections are in streets or highways or on the property of others. The SJG transmission and distribution systems are maintained under franchises or permits or rights-of-way, many of which are perpetual. The SJG properties (other than property specifically excluded) are subject to a lien of mortgage under which its first mortgage bonds are outstanding. Such properties are well-maintained and in good operating condition.

Item 4.   Security Ownership of Certain Beneficial Owners and Management.

     All issued and outstanding Common Stock of SJG is owned by South Jersey Industries, Inc.

Item 5.   Directors and Officers.

     William F. Ryan is Chairman of the Board, President and Chief Executive Officer of SJI. Has been a director since 1977. Age 62. Chairman of SJI's Executive Committee. President of SJI since 1980, Chief Executive Officer since 1981 and Chairman of the Board since 1995; President of SJG since 1977, Chief Executive Officer of SJG since 1981 and Chairman of the Board of SJG since April 1989; Chairman of the Board and Chief Executive Officer of Energy & Minerals, Inc. ("EMI") since 1981; Chairman and Chief Executive Officer of R&T Group, Inc. ("R&T") since October 1989; director of South Jersey Energy Company ("Energy Company") since 1973; director of New Jersey Manufacturers Insurance Company and New Jersey Re-Insurance Company of West Trenton, NJ. (Each of EMI, R&T and Energy Company are wholly-owned subsidiaries of SJI.)

     Frank L. Bradley, Jr. has been a director since 1986. Age 71. Chairman of SJG's and member of SJI's Executive Committees and member of SJG's and SJI's Compensation/Pension Committees. Retired; formerly Chairman, President and CEO (1988-1992), Chairman (1980-1988), of Stone & Webster Management Consultants, Inc., New York, NY.

     Anthony G. Dickson has been a director since 1995. Age 48. Member of SJG's and SJI's Audit Committees and Management Development Committees and member of SJI's Environmental Committee. President (1991 to date), Vice President (1984-
1991), of New Jersey Manufacturers Insurance Company and New Jersey Re-Insurance Company, West Trenton, NJ; director of CoreStates New Jersey National Bank and New Jersey National Corporation, Pennington, NJ; director of New Jersey State Safety Council, Cranford, NJ; director Alliance of American Insurers, Schaumburg, IL; trustee, Rider University.

     Richard L. Dunham has been a director since 1984. Age 67. Member of SJG's and SJI's Executive Committees and Chairman of SJG's and SJI's Compensation/Pension Committees. Retired;formerly Chairman (1988-1995), President (1980-1988), of Zinder Companies, Inc. and affiliated companies, economic and regulatory consulting firms, Washington, DC; Member (1986-1995) of Advisory Council of Gas Research Institute, Chicago, Il; Former Chairman (1975-
1977) of the Federal Power Commission (now FERC), Washington, DC.

     Peter M. Mitchell, Ph.D. has been a director since 1981. Age 62. Member of SJG's and SJI's Executive Committees, Compensation/Pension Committees and Management Development Committees. President Massachusetts Maritime Academy, Buzzards Bay, MA (1994 to date); Vice Chancellor (1983-1994), Higher Education Coordinating Council, formerly the Board of Regents of Higher Education, Boston, MA; director, Banc Boston, Regional Board, Boston, MA.

     Jackson Neall has been a director since 1990. Age 71. Member of SJG's and SJI's Audit Committees and Management Development Committees. Retired; former Real estate appraiser (1977-1992); registered builder (1989-1992); former President of South Jersey Fuel, Inc.; director of Shore Memorial Hospital; Chairman (1989 to date) of Shore Properties, Inc., Somers Point, NJ.

     Shirli M. Vioni, Ph.D. has been a director since 1983. Age 56. Chairman of SJG's and member of SJI's Audit Committees and Chairman of SJG's and SJI's Management Development Committees. Superintendent, Oberlin City Schools (1994-
1996), Oberlin, OH; President, Billings-Vioni Management Associates (1990-1994), Columbus OH, a human resource consulting firm; Director, Corporate Human Resource Development (1987-1990), of Honeywell, Inc., Minneapolis, MN.

     Executive Officers (Other Than Directors) of the Registrant

     Name                              Age  Positions with SJG
     ---------------------------------------------------------
     George L. Baulig                   55  Secretary

     Charles Biscieglia                 52  Executive Vice
                                            President, Chief
                                            Operating Officer

     Gerald S. Levitt                   53  Executive Vice
                                            President, Chief
                                            Staff Officer

     Albert V. Ruggiero                 48  Vice President

     William J. Smethurst, Jr.          50  Vice President and
                                            Treasurer

     There is no family relationship among the officers of the registrant.

     George L. Baulig was elected Assistant Secretary of SJG and SJI from September 1973 to May 1975 and Assistant Vice President of SJG from May 1975 to May 1980. Effective May 1, 1980, he was elected Assistant Secretary and Assistant Treasurer of SJG and SJI. Effective November 1, 1980, Mr. Baulig was elected Secretary and Assistant Treasurer of SJI, SJG and EMI. Mr. Baulig also serves as Secretary of R&T and SJE, effective October 1989 to date. He was elected Secretary of SJG, effective April 18, 1996.

     Charles Biscieglia was elected Assistant Vice President of SJG effective May 1, 1981, Vice President effective November 1, 1983, Senior Vice President effective May 1, 1987 and Executive Vice President, Chief Operating Officer effective May 1, 1991.

     Gerald S. Levitt was elected Vice President of SJI and Senior Vice President of SJG effective November 1, 1983. He has served as Chief Financial Officer of SJI since October 1, 1989. He was elected Executive Vice President of SJG on November 1, 1986. Mr. Levitt was Vice President of EMI from November 1983 to November 1986. Mr. Levitt was also a member of the Board of Directors of Morie Company from November 1986 to December 1995.

     Albert V. Ruggiero was elected Vice President of SJG effective October 1, 1989.

     William J. Smethurst, Jr. was elected Assistant Secretary and Assistant Treasurer of SJG, EMI and SJI effective November 1, 1981, Treasurer and Assistant Secretary of SJG effective November 1, 1983, Controller and Assistant Secretary of SJG effective April 1, 1988 and Vice President, Treasurer and Assistant Secretary of SJG effective April 23, 1992.

     Executive officers of SJG are elected annually and serve at the pleasure of the Board of Directors.

Item 6.   Executive Compensation.

                             EXECUTIVE COMPENSATION

Summary Compensation Table (1)


--------------------------------------------------------------------------------
                             Annual Compensation
                           ----------------------------
      (a)             (b)      (c)      (d)     (e)                    (i)
                                                Other               All Other
Name and Principal                              Annual               Compen-
    Position                                    Compen-               sation
                      Year    Salary    Bonus   sation(1)             (3)(4)
--------------------------------------------------------------------------------

William F. Ryan,      1996   $405,000     -       $13,903              $19,586
Chairman,
President and CEO
(2)

Gerald S. Levitt,     1996    167,000     -           872                9,555
Executive Vice
President and CSO
(2)

Charles               1996    159,500     -           359                9,504
Biscieglia,
Executive Vice
President, Chief
Operating Officer

Albert V.             1996    114,000     -         -                    4,212
Ruggiero, Vice
President


George L. Baulig,     1996    110,000     -         -                    7,030
Secretary (2)
--------------------------------------------------------------------------------

Footnotes to Summary Compensation Table

     (1) Columns (f) (g) and (h) have been omitted from the table because no long term compensation was awarded to, earned by or paid to the named executives for any year covered by the table.

     (2) Compensation is paid to the named executive officers in consideration for services rendered for both SJG and SJI.

     (3) The Internal Revenue Code limits the contributions that may be made by or on behalf of an individual under defined contribution plans such as SJI's Thrift Plan. SJI has adopted a policy of currently reimbursing its executive officers with the amount of SJI contributions that may not be made because of this limitation (including the tax liability incurred by the additional income). Pursuant to this policy, Messrs. Ryan, Levitt, and Biscieglia were paid $13,903, $872 and $359, respectively, in 1996, which amounts are included in column (e) of the Summary Compensation Table.

    (4) Column (i) includes Employer Contributions to Thrift Plan, income value of group life insurance and increase in vested benefit level of deferred compensation contract. 1996 values for these items are:


                  Ryan      Levitt      Biscieglia      Ruggiero     Baulig
                  -----     ------      ----------      --------     ------
Thrift Plan      $4,500     $4,500          $4,785        $3,420     $3,300

Group Life        9,547      1,930           1,834           792      1,248
Insurance

Deferred          5,539      3,125           2,885         -          2,482
Compensation


                   Aggregated Option Exercises in Last Fiscal
                     Year and Fiscal Year-End Option Values

(a)                  (b)                (c)        (d)               (e)
                                                   Number of SJI
                                                   Securities        Value
                                                   Underlying        of Unexercised
                                                   Unexercised       In-The-Money
                     Shares of                     Options at        SJI Options at
                     SJI Acquired      Value       Fiscal Year-End   Fiscal Year-End
Name                 on Exercise       Realized    All Exercisable   All Exercisable
William F. Ryan            -              -            15,300            $99,187
Gerald S. Levitt          3,330         $19,298            -                 -
Charles Biscieglia        2,550          14,141         4,000                -
Albert V. Ruggiero         -              -             1,520              7,363
George L. Baulig           -              -             1,530              9,919

    In 1987, SJI adopted a stock option and stock appreciation rights plan for its and its subsidiaries, officers and other key employees. Of the 304,475 options authorized, 87,750 options have been awarded. 53,780 of these awarded options have been exercised.

    SJI has employment agreements with certain officers of SJG, including Messrs. Ryan, Levitt, Biscieglia, Ruggiero, Smethurst and Baulig. Each agreement with officers other than Messrs. Ryan and Levitt is for a three-year period ending September 30, 1999, and provides for a base salary that will be reviewed periodically, but will be not less than was being paid at the beginning of the period. If a change of control (as defined in the agreement) occurs during the period of the agreement, the agreement is automatically extended for three years from the date the change of control occurs. If, during the extended term of the agreement, the officer's employment is terminated for other than cause, or he resigns after there has been a significant adverse change in his employment arrangements, he is entitled to a severance payment equal to 300% of his average annual compensation during the preceding five calendar years. If the officer's employment agreement is terminated for other than cause without a change in control, he is entitled to a severance payment equal to 150% of his average annual compensation during the preceding five calendar years.
The term of the three-year agreement with Mr. Levitt ends December 31, 1998. The agreement with Mr. Ryan, which is for a five year term ending July 31, 1999, provides a base salary of $375,000 to be reviewed annually. Mr. Ryan and his spouse are entitled to the continuation of certain medical benefits after his employment ends. The agreement may be terminated by SJI only for cause, death, disability or retirement. Mr. Ryan may terminate the agreement if SJI makes certain specified adverse changes in his employment arrangements such as reducing his salary (other than in connection with company-wide reductions applicable the companies' executives generally). If Mr. Ryan elects to terminate the agreement and the adverse change has occurred after a change in control of SJI, Mr. Ryan is entitled to a severance payment equal to 300% of his average annual compensation during the three years preceding his termination. If Mr. Ryan elects to terminate the agreement under these circumstances, except that there has not been a change of control of SJI, Mr. Ryan is entitled to receive a termination payment of $974,000. As part of these overall arrangements, Mr. Ryan agreed to a five year contract term in order to address SJI's concern that he remain available as chief executive officer to age 65, even though his retirement benefit will be fully vested before that date.

Pension Plans For Executives

    The following table illustrates the current retirement benefits under the salaried employee pension plan, and the supplemental executive retirement plan, assuming the executive was born in 1935 and retires at the normal retirement age of 62.


                               Years of Service
Remuneration  15        20        25        30        35
   40
------------ ---------------------------------------------------------
$125,000    $ 23,518  $ 34,556  $ 47,056  $ 59,556  $ 59,556  $ 59,556
 150,000      29,556    44,556    59,556    74,556    74,556    74,556
 175,000      37,056    54,556    72,056    89,556    89,556    89,566
 200,000      44,556    64,556    84,556   104,556   104,556   104,556
 225,000      52,056    74,556    97,056   119,556   119,556   119,556
 250,000      59,556    84,556   109,556   134,556   134,556   134,556
 300,000      74,556   104,556   134,556   164,556   164,556   164,556
 400,000     104,556   144,556   184,556   224,556   224,556   224,556
 450,000     119,556   164,556   209,556   254,556   254,556   254,556
 500,000     134,556   184,556   234,556   284,556   284,556   284,556

     As employees, the executive officers of SJI and its subsidiaries are eligible for benefits under a tax-qualified pension plan for salaried employees provided by SJI. Compensation considered under the pension plan consists of base salary only, which in the case of the executive officers is equal to the cash compensation reported in column (c) of the Summary Compensation Table.

     Employees do not make contributions to the plan, and the employer contributions (which are based on aggregate actuarial calculations without individual allocation) are held and invested by insurance companies of recognized standing until they are used to provide retirement benefits. Under certain circumstances, early retirement with reduced annual benefits is permitted (but not before age 55). Executive officers who are 50 years of age or older are also covered by an unfunded supplemental retirement plan that is designed in general to provide the officer with a minimum retirement benefit from the salaried employee pension plan, the basic Social Security benefit and the supplemental plan that aggregates 2% of average final five years salary (as defined in the plan), for each year of service. Pursuant to Mr. Ryan's agreement, he will retire at age 65 with 33 years of service and his retirement benefit under the supplemental plan will be based on the average of his final three years salary. Assuming continued employment and retirement at age 62, Messrs. Biscieglia, Levitt, Ruggiero and Baulig will have, respectively, 38, 24, 21 and 44 years of credited service. No credit is provided under the supplemental plan for more than 30 years of service.

COMPENSATION OF OUTSIDE DIRECTORS
---------------------------------

     Directors of SJI who are not officers of SJI and who are not members of the Executive Committee of the Board are paid an annual retainer of $7,500 plus 50 shares of restricted stock and fees of $950 per meeting for each meeting of the Boards of SJI, SJG, EMI, R&T and Energy, respectively, that they attend, except that the maximum fee paid to any person for attendance at one or more meetings of these Boards held on the same day is $950. Members of the Executive Committee of the Board who are not officers of SJI are paid an annual retainer of $10,000 plus 50 shares of common stock and receive the same attendance fees as the other non-officer directors. SJI has established a policy to recognize exceptional service to SJI beyond that service normally provided by a board member. In 1996 no payments were made under this policy. Directors who are also officers of SJI receive no compensation other than their regular compensation. Members of all the Committees of SJI or of a subsidiary are paid $475 for each meeting of those Committees that they attend if the meeting is held on the same day as a Board meeting or $950 if the meeting is held on any other day. Chairmen of each of those committees are paid an additional $200 for each meeting of their Committee that they attend. In 1996 SJI established a Restricted Stock Program for Directors which is intended to provide directors with a form of compensation that will, in a tangible way, more closely align their personal interests with the financial interests of SJI's shareholders. Initial grants were made to each incumbent director who has not attained seventy years of age. Subsequent grants will be in the amount of 50 shares per year. SJI has established a plan whereby directors may elect to defer the receipt of fees until a specified date or until retirement from the Board. The deferred amount, together with interest, may be paid in a lump sum or in equal annual installments, as the director elects.

Item 7.   Certain Relationships and Related Transactions.


   SJG and other subsidiaries of SJI have maintained banking relationships for a number of years with The Farmers and Merchants National Bank of Bridgeton, of which Mr. McCormick, a director of SJI, is Chairman, and a director, and expect to continue such relationships. The highest aggregate indebtedness of SJG and other subsidiaries of SJI to that bank during 1996 was $7,000,000 and the amount of such indebtedness at December 31, 1996 was $5,000,000. Loans made to SJG and other subsidiaries by that bank are made on terms that are usual and customary at the time they are made. During 1996, SJI and its subsidiaries paid $412,580 in legal fees and expenses to the law firm of which Mr. Ryan's son-in-law, Michael J. Fitzgerald, is a member. Mr. Ryan is a director of SJI. During 1996 SJG paid $255,139 for purchases of pipe and fittings from Seashore Supply Company of which Mr. Raring, a director of SJI, is President. SJG believes such amount is no more than it would have paid to an unaffilliated third-party.

Item 8.   Legal Proceedings.

   SJG and SJI are subject to claims which arise in the ordinary course of its business and other legal proceedings. Included therewith, a group of Atlantic City casinos have filed a petition with the BPU alleging overcharges of over $10 million, including interest. Management of SJG believes that any pending or potential legal proceedings will not materially affect its operations or consolidated financial position. On January 27, 1997, the BPU granted SJG a rate increase of $6.0 million based on an overall return of 9.62% including an 11.25% return on equity.

Item 9. Market Price of and Dividends on the Registrant's Common Equity and Related Stockholder Matters.

          There is no market for SJG's Common Stock. SJI owns all of the issued and outstanding Common Stock of SJG. From time to time, at the discretion of the Board of Directors of SJG, SJG pays dividends to SJI out of retained earnings

Item 10.  Recent Sales of Unregistered Securities.

     $30,000,000 aggregate principal amount of Debenture Notes, 8.60% Series, Due February 1, 2010 (the "Notes") were issued on January 31, 1995. The Notes were sold in a private transaction to Prudential Securities Incorporated by competitive bid. The Notes were later resold to qualified purchasers pursuant to Rule 144A under the Securities Act of 1933, as amended (the "Securities Act"). The aggregate offering price of the Notes was $29,472,300 in cash, representing 98.241% of the face amount of the Notes. The Notes were offered and sold pursuant to Section 4(2) of the Securities Act, being a transaction by an issuer not involving any public offering. Solicitations to bid for the Notes were sent to five bidders.

Item 11.  Description of Registrant's Securities to be Registered.

          Subject to certain rights of preferred shareholders at law and with regard to certain corporate actions, holders of Common Stock shall posses exclusively full voting power for the election of directors and for all other purposes. Holders of Common Stock are entitled to one vote per share on all matters submitted to a vote of the stockholders, including the election of directors. SJG's Restated Certificate of Incorporation provides for cumulative voting for the election of directors. Subject to preferential rights of any shares of preferred stock which may be issued, the holders of Common Stock are be entitled to such dividends as may be declared from time to time by the Board of Directors from funds legally available therefor, and are entitled to receive pro rata all assets of SJG available for distribution to such holders upon liquidation. No holder of shares of Common Stock shall be entitled as of right to subscribe for, purchase, or receive any part of any new or additional issue of any stock of SJG of any class, series or kind, whatsoever, or any bonds, debentures, or other securities convertible into any such stock, provided however, that SJG shall not, without first offering the same to the holders of Common Stock then outstanding, issue for cash any shares of Common Stock or securities convertible into Common Stock unless such shares of Common Stock or convertible securities are offered publicly or would not exceed 5% of the sum of the number of shares Common Stock outstanding plus the number of shares of Common Stock issuable upon conversion of all convertible securities, immediately after such offering.

Item 12.  Indemnification of Directors and Officers.

     Under Section 14A:3-5 of the New Jersey Business Corporation Act, SJG:

          (1) has power to indemnify each director and officer of SJG (as well as its employees and agents) against expenses and liabilities in connection with any proceeding involving him by reason of his being or having been such director or officer, other than a proceeding by or in the right of SJG, if (a) such director of officer acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of SJG, and (b) with respect to any criminal proceeding, such director or officer had no reasonable cause to believe his conduct was unlawful;

          (2) has power to indemnify each director and officer of SJG against expenses in connection with any proceeding by or in the right of SJG to procure a judgment in its favor which involves such director or officer by reason of his being or having been such director or officer, if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interest of SJG; however, in such proceeding no indemnification may be provided in respect to any claim, issue or matter as to which such director or officer shall have been adjudged to be liable to SJG, unless and only to the extent that the court determines that the director or officer is fairly and reasonably entitled to indemnity for such expenses as the court shall deem proper;

          (3) must indemnify each director and officer against expenses to the extent that he has been successful on the merits or otherwise in any proceeding referred to in (1) and (2) above or in defense of any claim, issue or matter therein; and

          (4) has power to purchase and maintain insurance on behalf of a director or officer against any expenses incurred in any proceeding and any liabilities asserted against him by reason of his being or having been a director or officer, whether or not SJG would have the power to indemnify him against such expenses and liabilities under the statute.

          As used in the statute, "expenses" means reasonable costs, disbursements and counsel fees, "liabilities" means amounts paid or incurred in satisfaction of settlements, judgments, fines and penalties, and "proceedings" means any pending, threatened or completed civil, criminal, administrative or arbitrative action, suit or proceeding, and any appeal therein and any inquiry or investigation which could lead to such action, suit or proceeding.

          Indemnification may be awarded by a court under (1) or (2) as well as under (3) above, notwithstanding a prior determination by SJG that the director or officer has not met the applicable standard of conduct.

          Indemnification under the statute does not exclude any other rights to which a director or officer may be entitled under a certificate of incorporation, by-law, or otherwise.

          Article VII of SJG's Bylaws provides, in pertinent part, as follows:

          (1) SJG shall indemnify any corporate agent against his expenses and liabilities in connection with any proceedings involving the corporate agent by reason of his being or having been such a corporate agent to the extent that (a) such corporate agent is not otherwise indemnified; and (b) the power to do so has been or may be granted by statute; and for this purpose the Board of Directors of SJG may, and on request of any such corporate agent shall be required to, determine in each case whether or not the applicable standards in any such statute have been met, or such determination shall be made by independent legal counsel if the Board so directs or if the Board is not empowered by statute to make such determination;

          (2) to the extent that the power to do so has been or may be granted by statute, SJG shall pay expenses incurred by a corporate agent in connection with a proceeding in advance of the final disposition of the proceeding upon receipt of an undertaking by or on behalf of such corporate agent to repay such amount unless it shall ultimately be determined that he is entitled to be indemnified as provided by statute;

          (3) the indemnification provided in SJG's Bylaws shall not be exclusive of any other rights to which a corporate agent may be entitled, both as to any action in his official capacity or as to any action in another capacity while holding such office, and shall inure to the benefits of the heirs, executors, or administrators of any such corporate agent; and

          (4) the Board of Directors of SJG shall have the power to (a) purchase and maintain, at SJG's expense, insurance on behalf of SJG and on behalf of others to the extent that power to do so has been or may be granted by statute and (b) give other indemnification to the extent permitted by law.


          SJI maintains and pays all premiums on directors and officers liability insurance policies on behalf of its subsidiaries, including SJG with a liability limit of $25,000,000.

Item 13.  Financial Statements and Supplementary Data.

     The Financial Statements required by this item are filed as part of this Form 10. See Index to Financial Statement Information at page F-1 of this Form 10. The Supplementary Data is not applicable.

Item 14. Changes in and Disagreements With Accountants on Accounting and Financial Disclosure.

     None.

Item 15.  Financial Statements and Exhibits.
     (a) List separately all financial statements filed as part of the Registration Statement.

          The financial statements and notes to financial statements together with the report thereon of Deloitte & Touche LLP, dated February 19, 1997.

          (All Schedules are omitted because the information called for is included in the financial statements filed or because they are not applicable or are required.)

     (b) Furnish the exhibits required by Item 601 of Regulation S-K (Exhibit Number is in Accordance with the Exhibit Table in Item 601 of Regulation S-K)


     * -  previously filed.

 Exhibit                                          Incorporated by Reference From
 Number                                           Exhibit      Reference Document

 (3)(a)          Certificate of Incorporation
                 of SJG*

 (3)(b)          Bylaws of SJG*

 (4)(a)          Form of Stock Certificate
                 for common stock*

 (4)(b)(i)       First Mortgage Indenture        (4)(b)(i)        Form 10-K of
                 dated October 1, 1947.                           SJI for 1987
                                                                  (1-6364)

 (4)(b)(ii)      Form of South Jersey Gas        (4)(b)(vii)      Form 10-K of
                 Company First Mortgage                           SJI for 1980
                 Bond, 8-1/4% Series due 1996.                    (1-6364)

 (4)(b)(iii)     Form of South Jersey Gas        (4)(b)(viii)     Form 10-K of
                 Company First Mortgage                           SJI for 1980
                 Bond, 8-1/4% Series due 1998.                    (1-6364)

 (4)(b)(iv)      Twelfth Supplemental Inden-     5(b)             Form S-7 of
                 ture, dated as of June 1,                        SJI (2-68038)
                 1980.

 (4)(b)(v)       Fifteenth Supplemental          (4)(b)(xiii)     Form 10-K of
                 Indenture, dated July                            SJI for 1986
                 1, 1986, 9.2% Series                             (1-6364)
                 due 1998.

 (4)(b)(vi)      Sixteenth Supplemental          (4)(b)(xv)       Form 10-Q of
                 Indenture dated as of                            SJI for
                 April 1, 1988, 10-1/4%                           quarter ended
                 Series due 2008.                                 March 31,
                                                                  1988 (1-6364)

 (4)(b)(vii)     Seventeenth Supplemental        (4)(b)(xv)       Form 10-K of
                 Indenture dated as of                            SJI for 1989
                 May 1, 1989.                                     (1-6364)

 (4)(b)(viii)    Eighteenth Supplemental         (4)(e)           Form S-3 of
                 Indenture, dated as of                           SJI(33-36581)
                 March 1, 1990.

 (4)(b)(ix)      Nineteenth Supplemental         (4)(b)(xvii)     Form 10-K of
                 Indenture, dated as of                           SJI for 1992
                 April 1, 1992.                                   (1-6364)

 (4)(b)(x)       Twentieth Supplemental          (4)(b)(xviii)    Form 10-K of
                 Indenture, dated as of                           SJI for 1993
                 June 1, 1993.                                    (1-6364)

 (4)(c)          Indenture dated as of           (4)(c)           Form 10-K of
                 January 31, 1995; 8.60%                          SJI for 1994
                 Debenture Notes due                              (1-6364)
                 February 1, 2010

 Exhibit                                      Incorporated by Reference From
 Number                                         Exhibit       Reference Document
(9)              None

(10)(a)          Gas storage agreement (GSS)    (10)(d)          Form 10-K of
                 between South Jersey Gas                        SJI for 1993
                 Company and Transco,                            (1-6364)
                 dated October 1, 1993.

(10)(b)          Gas storage agreement (S-2)    (5)(h)           Form S-7 of
                 between South Jersey Gas                        SJI (2-56223)
                 Company and Transco,
                 dated December 16, 1953.

(10)(c)          Gas storage agreement (LG-A)   (5)(f)           Form S-7 of
                 between South Jersey Gas                        SJI (2-56223)
                 Company and Transco,
                 dated June 3, 1974.

(10)(d)          Gas storage agreement (WSS)    (10)(h)          Form 10-K of
                 between South Jersey Gas                        SJI for 1991
                 Company and Transco, dated                      (1-6364)
                 August 1, 1991.

(10)(e)(i)       Gas storage agreement (LSS)    (10)(i)          Form 10-K of
                 between South Jersey Gas                        SJI for 1993
                 Company and Transco,                            (1-6364)
                 dated October 1, 1993.

(10)(e)(ii)      Gas storage agreement          (10)(i)(a)       Form 10-K of
                 (SS-1) between South Jersey                     SJI for 1988
                 Gas Company and Transco,                        (1-6364)
                 dated May 10, 1987 (effective
                 April 1, 1988).

(10)(e)(iii)     Gas storage agreement          (10)(i)(b)       Form 10-K of
                 (ESS) between South Jersey                      SJI for 1993
                 Gas Company and Transco,                        (1-6364)
                 dated November 1, 1993.


(10)(e)(iv)      Gas transportation service     (10)(i)(c)       Form 10-K of
                 agreement between South                         SJI for 1989
                 Jersey Gas Company and                          (1-6364)
                 Transco, dated April 1, 1986.


(10)(e)(v)       Service agreement (FS)         (10)(i)(e)       Form 10-K of
                 between South Jersey Gas                        SJI for 1991
                 Company and Transco, dated                      (1-6364)
                 August 1, 1991.

(10)(e)(vi)      Service agreement (FT)         (10)(i)(f)       Form 10-K of
                 between South Jersey Gas                        SJI for 1991
                 Company and Transco, dated                      (1-6364)
                 February 1, 1992.

(10)(e)(vii)     Service agreement              (10)(i)(g)       Form 10-K of
                 (Incremental FT)                                SJI for 1991
                 between South Jersey Gas                        (1-6364)
                 Company and Transco,
                 dated August 1, 1991.

Exhibit                                      Incorporated by Reference From
Number                                         Exhibit     Reference Document

(10)(e)(viii)   Gas storage agreement (SS-2)   (10)(i)(i)      Form 10-K of
                between South Jersey Gas                       SJI for 1991
                company and Transco, dated                     (1-6364)
                July 25, 1990.

(10)(e)(ix)     Gas Transportation             (10)(i)(j)      Form 10-K of
                Service Agreement between                      SJI for 1993
                South Jersey Gas Company                       (1-6364)
                and Transco, dated
                December 20, 1991.

(10)(e)(x)      Amendment to Gas               (10)(i)(k)      Form 10-K of
                Transportation Agreement,                      SJI for 1993
                dated December 20, 1991                        (1-6364)
                between South Jersey Gas
                Company and Transco, dated
                October 5, 1993.

(10)(f)         Gas Transportation Service     (10)(j)(a)      Form 10-K of
                Agreement (FTS) between                        SJI for 1989
                South Jersey Gas Company                       (1-6364)
                and Equitable Gas Company,
                dated November 1, 1986.

(10)(g)(i)      Gas Transportation Service     (10)(k)(h)      Form 10-K of
                Agreement (TF) between                         SJI for 1993
                South Jersey Gas Company                       (1-6364)
                CNG Transmission Corporation
                dated October 1, 1993.

(10)(g)(ii)     Gas purchase agreement         (10)(k)(i)      Form 10-K of
                between South Jersey Gas                       SJI for 1989
                Company and ARCO Gas Market-                   (1-6364)
                ing, Inc., dated March 5,
                1990.

(10)(g)(iii)    Gas Transportation             (10)(k)(k)      Form 10-K of
                Service Agreement (FTS                         SJI for 1993
                1) between South Jersey                        (1-6364)
                Gas Company and Columbia Gulf
                Transmission Company, dated
                November 1, 1993.

(10)(g)(iv)     Assignment Agreement           (10)(k)(i)      Form 10-K of
                capacity and service                           SJI for 1993
                rights (FTS-2) between South                   (1-6364)
                Jersey Gas Company and Columbia
                Gulf Transmission Company,
                dated November 1, 1993.

(10)(g)(v)      FTS Service Agreement          (10)(k)(m)      Form 10-K of
                No. 39556 between South                        SJI for 1993
                Jersey Gas Company and                         (1-6364)
                Columbia Gas Transmission
                Corporation, dated
                November 1, 1993.



Exhibit                                   Incorporated by Reference From
Number                                      Exhibit       Reference Document

(10)(g)(vi)    FTS Service Agreement        (10)(k)(n)         Form 10-K of
               No. 38099 between South                         SJI for 1993
               Jersey Gas Company and                          (1-6364)
               Columbia Gas Transmission
               Corporation, dated
               November 1, 1993.

(10)(g)(vii)   NTS Service Agreement        (10)(k)(o)         Form 10-K of
               No. 39305 between South                         SJI for 1993
               Jersey Gas Company and                          (1-6364)
               Columbia Gas Transmission
               Corporation, dated
               November 1, 1993.

(10)(g)(viii)  FSS Service Agreement        (10)(k)(p)         Form 10-K of
               No. 38130 between South                         SJI for 1993
               Jersey Gas Company and                          (1-6364)
               Columbia Gas Transmission
               Corporation, dated
               November 1, 1993.

(10)(g)(ix)    SST Service Agreement        (10)(k)(q)         Form 10-K of
               No. 38086 between South                         SJI for 1993
               Jersey Gas Company and                          (1-6364)
               Columbia Gas Transmission
               Corporation, dated
               November 1, 1993.

(10)(g)(x)     NS (Negotiated Sales)        (10)(k)(r)         Form 10-K of
               Service Agreement dated                         SJI for 1994
               December 1, 1994 between                        (1-6364)
               South Jersey Gas Company
               and Transco Gas Marketing
               Company as agent for
               Transcontinental Gas Pipe
               Line

(10)(h)(i)     Deferred Payment Plan for    (10)(l)            Form 10-K of
               Directors of South Jersey                       SJI for 1994
               Industries, Inc., South                         (1-6364)
               Jersey Gas Company, Energy
               & Minerals, Inc., R&T Group,
               Inc. and South Jersey Energy
               Company as amended and
               restated October 21, 1994

(10)(h)(ii)    Form of Deferred Compen-     (10)(j)(a)         Form 10-K of
               sation Agreement between                        SJI for 1980
               the Company and/or a sub-                       (1-6364)
               sidiary and eleven of its
               officers.

(10)(h)(iii)   Schedule of Deferred         (10)(l)(b)         Form 10-K of
               Compensation Agreements.                        SJI for 1992
                                                               (1-6364)

Exhibit                                        Incorporated by Reference From
Number                                            Exhibit      Reference Document

(10)(h)(iv)    Supplemental Executive             (10)(l)(c)        Form 10-K of
               Retirement Program, as                               SJI for 1992
               amended and restated ef-                             (1-6364)
               fective September 1, 1991,
               and form of Agreement
               between certain Company
               or subsidiary Company
               officers

(10)(h)(v)     Form of Officer Employment         (10)(l)(d)        Form 10-K of
               Agreement between certain                            SJI for 1994
               officers and either the                              (1-6364)
               Company or its Subsidiaries

(10)(h)(vi)    Schedule of Officer                (10)(l)(e)        Form 10-K of
               Employment Agreements                                SJI for 1994
                                                                    (1-6364)

(10)(h)(vii)   Officer Severance Benefit          (10)(l)(g)        Form 10-K of
               Program for all officers                             SJI for 1985
                                                                    (1-6364)

(10)(h)(viii)  Discretionary Incentive            (10(l)(h)         Form 10-K of
               Bonus Program for all                                SJI for 1985
               officers and management                              (1-6364)
               employees

(10)(h)(ix)    The 1987 Stock Option and          (10)(l)(i)        Form 10-K of
               Stock Appreciation Rights                            SJI for 1987
               Plan including Form of                               (1-6364)
               Agreement

(10)(i)        Retirement Plan for                (10)(p)           Form 10-K of
               Non-employee Members of                              SJI for 1988
               the Board of Directors                               (1-6364)

(10)(j)        Executive Employment               (10)(q)           Form 10-K of
               Agreement dated                                      SJI for 1994
               June 17, 1994 between                                (1-6364)
               the Company and William
               F. Ryan, President and
               Chief Executive Officer

(11)           Not Applicable

(12)           Not Applicable

(16)           Not Applicable

(21)           Subsidiaries of the
               Registrant: None.

(24)           Not applicable.

(27)           Financial Data Schedule*

(99)           None

                           South Jersey Gas Company
                           ------------------------
                   Index to Financial Statement Information


Independent Auditors' Report.............................................  F-2
Balance Sheet as of December 31, 1996 and 1995...........................  F-3
Statements of Income and Retained Earnings for the Years Ended
  December 31, 1996, 1995 and 1994.......................................  F-5
Statements of Cash Flows for the Years Ended December 31, 1996,
  1995, 1994.............................................................  F-6
Notes to Financial Statements............................................  F-7

                         INDEPENDENT AUDITORS' REPORT



To the Shareholder and Board of Directors of South Jersey Gas Company:



     We have audited the balance sheet of South Jersey Gas Company as of December 31, 1996 and 1995 and the related statements of income and retained earnings and cash flows for each of the three years in the period ended December 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

     We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

     In our opinion, such financial statements present fairly, in all material respects, the financial position of South Jersey Gas Company as of December 31, 1996 and 1995, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1996, in conformity with generally accepted accounting principles.


DELOITTE & TOUCHE LLP
Philadelphia, PA  19103-3984

February 19, 1997

                           SOUTH JERSEY GAS COMPANY

                                 BALANCE SHEET
                                (In Thousands)

                                                                            December 31,
                                                                         1996         1995
       ASSETS

       PROPERTY, PLANT AND EQUIPMENT: (Notes 1, 3 & 7)
          Utility Plant, at original cost . . . . . . . . . . . . . $   577,304  $   540,649
            Accumulated Depreciation. . . . . . . . . . . . . . . .    (157,682)    (145,954)
          Gas Plant Acquisition Adjustment - Net. . . . . . . . . .       2,000        2,075
                 Property, Plant and Equipment - Net. . . . . . . .     421,622      396,770

       CURRENT ASSETS:
          Cash & Cash Equivalents (Notes 1 & 9) . . . . . . . . . .       7,469        2,193
          Accounts Receivable:
            Customers (Note 3). . . . . . . . . . . . . . . . . . .      28,733       25,454
            Unbilled Revenues (Note 1). . . . . . . . . . . . . . .      17,855       20,860
            Merchandise . . . . . . . . . . . . . . . . . . . . . .       2,260        2,433
            Other . . . . . . . . . . . . . . . . . . . . . . . . .         508        4,869
            Provision for Uncollectibles. . . . . . . . . . . . . .      (1,032)        (737)
          Natural Gas in Storage, average cost. . . . . . . . . . .      22,638       14,763
          Materials and Supplies, average cost. . . . . . . . . . .       4,055        3,842
          Prepaid Gross Receipts and Franchise Taxes (Notes 2 & 6).       1,602        3,649
          Prepayments and Other . . . . . . . . . . . . . . . . . .       1,562        2,012
                 Total Current Assets . . . . . . . . . . . . . . .      85,650       79,338

       ACCOUNTS RECEIVABLE - Merchandise. . . . . . . . . . . . . .       1,999        2,305

       DEFERRED DEBITS:
          Environmental Remediation Costs: (Note 12)
            Expended - Net. . . . . . . . . . . . . . . . . . . . .      15,566       11,773
            Liability for Future Expenditures . . . . . . . . . . .      41,700       24,823
          Gross Receipts and Franchise Taxes (Note 6) . . . . . . .       4,468        4,868
          Income Taxes - Flowthrough Depreciation (Note 6). . . . .      14,977       15,955
          Deferred Postretirement Benefit Costs (Notes 2 & 11). . .       5,153        4,726
          Deferred Fuel Costs . . . . . . . . . . . . . . . . . . .         404            0
          Other . . . . . . . . . . . . . . . . . . . . . . . . . .       8,387        9,392

                 Total Deferred Debits. . . . . . . . . . . . . . .      90,655       71,537

                      TOTAL . . . . . . . . . . . . . . . . . . . . $   599,926  $   549,950

       The accompanying notes to the financial statements are an integral part of these statements.

                           SOUTH JERSEY GAS COMPANY

                                 BALANCE SHEET
                     (In Thousands Except for Share Data)

                                                                            December 31,
                                                                         1996         1995
       SHAREHOLDER'S EQUITY AND LIABILITIES

       COMMON EQUITY: (Notes 10 & 13)
          Common Stock, Par Value $2.50 a share:
             Authorized - 4,000,000 shares
             Outstanding - 2,339,139 shares . . . . . . . . . . . . $     5,848  $     5,848
          Other Paid-In Capital and Premium on
             Common Stock . . . . . . . . . . . . . . . . . . . . .      77,194       77,194
          Retained Earnings . . . . . . . . . . . . . . . . . . . .      51,522       47,364

                 Total Common Equity. . . . . . . . . . . . . . . .     134,564      130,406

       REDEEMABLE CUMULATIVE PREFERRED STOCK: (Note 4)
          Par Value $100 a share,
          Authorized 48,204 and 49,104 shares, respectively
          Outstanding:
             Series A, 4.70% -  3,900 and 4,800 shares. . . . . . .         390          480
             Series B, 8.00% - 19,242 shares. . . . . . . . . . . .       1,924        1,924

                 Total Preferred Stock. . . . . . . . . . . . . . .       2,314        2,404

       LONG-TERM DEBT (Notes 7 & 8) . . . . . . . . . . . . . . . .     149,736      156,784

       CURRENT LIABILITIES:
          Notes Payable to Banks. . . . . . . . . . . . . . . . . .     108,300       76,300
          Current Maturities of Long-Term Debt (Note 7) . . . . . .       6,603       11,811
          Accounts Payable (Note 3) . . . . . . . . . . . . . . . .      48,347       39,235
          Customer Deposits . . . . . . . . . . . . . . . . . . . .       6,050        5,707
          Environmental Remediation Costs (Note 12) . . . . . . . .       9,377        7,025
          Interest and Other Accrued Current Liabilities. . . . . .       2,161        5,631

                 Total Current Liabilities. . . . . . . . . . . . .     180,838      145,709

       DEFERRED CREDITS AND OTHER NON-CURRENT LIABILITIES:
          Deferred Income Taxes - Net (Notes 5 & 6) . . . . . . . .      78,415       68,010
          Investment Tax Credits (Note 6) . . . . . . . . . . . . .       6,025        6,417
          Deferred Revenues: (Note 1)                                         0        7,315
          Pension and Other Postretirement Benefits (Note 11) . . .       9,551        8,366
          Environmental Remediation Costs (Note 12) . . . . . . . .      32,323       17,798
          Other . . . . . . . . . . . . . . . . . . . . . . . . . .       6,160        6,741
                 Total Deferred Credits
                   and Other Non-Current Liabilities. . . . . . . .     132,474      114,647

       COMMITMENTS AND CONTINGENCIES (Note 12)

                      TOTAL . . . . . . . . . . . . . . . . . . . . $   599,926  $   549,950

       The accompanying notes to the financial statements are an integral part of these statements.

                           SOUTH JERSEY GAS COMPANY

                  STATEMENTS OF INCOME AND RETAINED EARNINGS
                     (In Thousands Except for Share Data)

                                                                           Year Ended
                                                                           December 31,
                                                                  1996        1995        1994
       OPERATING REVENUES:
          Utility (Notes 1 & 3) . . . . . . . . . . . . . . . $  327,317  $  279,764  $  308,253
          Other . . . . . . . . . . . . . . . . . . . . . . .      3,018       2,955       3,206

             Total Operating Revenues . . . . . . . . . . . .    330,335     282,719     311,459

       OPERATING EXPENSES:
          Gas Purchased for Resale. . . . . . . . . . . . . .    186,141     146,238     187,745
          Operation - Utility . . . . . . . . . . . . . . . .     38,413      38,772      35,393
                    - Other . . . . . . . . . . . . . . . . .      2,240       2,484       2,467
          Maintenance . . . . . . . . . . . . . . . . . . . .      5,405       5,158       5,089
          Depreciation (Note 1) . . . . . . . . . . . . . . .     14,839      13,820      12,804
          Federal Income Taxes (Notes 1 & 5). . . . . . . . .        640       5,238       8,833
          Deferred and Non-current Federal
           Income Taxes (Credits) (Notes 1 & 5) . . . . . . .     10,379       4,430      (1,350)
          Investment Tax Credit Deferred - Net (Note 6) . . .       (392)       (390)       (377)
          Gross Receipts and Franchise Taxes (Note 6) . . . .     31,419      29,115      30,376
          Other Taxes . . . . . . . . . . . . . . . . . . . .      2,402       2,416       2,476

             Total Operating Expenses . . . . . . . . . . . .    291,486     247,281     283,456

       OPERATING INCOME . . . . . . . . . . . . . . . . . . .     38,849      35,438      28,003

       INTEREST CHARGES (Note 1). . . . . . . . . . . . . . .     19,460      19,447      14,528

       CUSTOMER REFUND OBLIGATION - NET (Notes 2 & 5) . . . .          0           0       2,275

       INCOME BEFORE PREFERRED STOCK DIVIDEND REQUIREMENTS. .     19,389      15,991      11,200
       PREFERRED STOCK DIVIDEND REQUIREMENTS. . . . . . . . .        174         178         183

       NET INCOME APPLICABLE TO COMMON STOCK. . . . . . . . .     19,215      15,813      11,017
       RETAINED EARNINGS AT BEGINNING OF YEAR . . . . . . . .     47,364      47,551      50,071

             TOTAL. . . . . . . . . . . . . . . . . . . . . .     66,579      63,364      61,088
       COMMON STOCK DIVIDENDS DECLARED. . . . . . . . . . . .     15,057      16,000      13,537

       RETAINED EARNINGS AT END OF YEAR (Note 10) . . . . . . $   51,522  $   47,364  $   47,551

       AVERAGE SHARES OF COMMON STOCK OUTSTANDING . . . . . .  2,339,139   2,339,139   2,339,139

       EARNINGS PER COMMON SHARE. . . . . . . . . . . . . . . $     8.21  $     6.76  $     4.71

       DIVIDENDS PAID PER COMMON SHARE. . . . . . . . . . . . $    6.437  $    6.840  $    5.787

       The accompanying notes to the financial statements are an integral part of these statements.

                           SOUTH JERSEY GAS COMPANY

                           STATEMENTS OF CASH FLOWS
                                (In Thousands)

                                                                             Year Ended
                                                                             December 31,
                                                                  1996           1995           1994
       CASH FLOWS FROM OPERATING ACTIVITIES:
       Net Income Applicable to Common Stock. . . . . . . . .$     19,215   $     15,813   $     11,017

       Adjustments to Reconcile Net Income to Cash Flows
        Provided by Operating Activities:
         Depreciation and Amortization. . . . . . . . . . . .      17,540         16,672         14,741
         Provision for Losses on Accounts Receivable. . . . .       1,615          1,275          1,166
         Revenues and Fuel Costs Deferred - Net . . . . . . .      (7,719)        (5,523)        18,183
         Deferred and Non-Current Federal Income Taxes
          and Credits - Net . . . . . . . . . . . . . . . . .       9,987          4,040         (1,727)
         Environmental Remediation Costs - Net. . . . . . . .      (3,793)         1,588            609
         Changes in:
           Accounts Receivable. . . . . . . . . . . . . . . .       2,940        (15,046)           809
           Inventories. . . . . . . . . . . . . . . . . . . .      (8,088)         2,423         (5,754)
           Prepayments and Other Current Assets . . . . . . .         450           (394)         3,380
           Accounts Payable and Other Accrued Liabilities . .       5,985          8,910          4,411
           Prepaid Gross Receipts and Franchise Taxes - Net .       2,047         (3,845)       (13,276)
         Other - Net. . . . . . . . . . . . . . . . . . . . .         871          4,875         (2,140)

       Net Cash Provided by Operating Activities. . . . . . .      41,050         30,788         31,419

       CASH FLOWS FROM INVESTING ACTIVITIES:
       Capital Expenditures, Cost of Removal & Salvage. . . .     (40,371)       (40,978)       (36,119)
       Net Cash Used in Investing Activities. . . . . . . . .     (40,371)       (40,978)       (36,119)

       CASH FLOWS FROM FINANCING ACTIVITIES:
       Net Borrowings from (Repayments of) Lines of Credit. .      32,000         (3,900)          (950)
       Principal Repayments of Long-Term Debt . . . . . . . .     (12,256)        (6,851)        (5,570)
       Dividends on Common Stock. . . . . . . . . . . . . . .     (15,057)       (16,000)       (13,537)
       Repurchase of Preferred Stock. . . . . . . . . . . . .         (90)           (90)           (90)
       Proceeds from Sale of Long-Term Debt . . . . . . . . .           0         30,000         15,000
       Additional Investment by Shareholder . . . . . . . . .           0          6,000         10,000

       Net Cash Provided by Financing Activities. . . . . . .       4,597          9,159          4,853

       NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS .       5,276         (1,031)           153
       CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR . . . .       2,193          3,224          3,071

       CASH AND CASH EQUIVALENTS AT END OF YEAR . . . . . . .$      7,469   $      2,193   $      3,224

       SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
         Cash paid during the year for:
           Interest (Net of Amounts Applicable to LGAC
            Overcollections and Amounts Capitalized). . . . .$     19,985   $     16,632   $     15,427
           Income Taxes (Net of Refunds). . . . . . . . . . .$      1,733   $      5,976   $      4,023

       The accompanying notes to the financial statements are an integral part of these statements.

                           SOUTH JERSEY GAS COMPANY

                         NOTES TO FINANCIAL STATEMENTS

1.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

          The Entity - These financial statements present the accounts of South Jersey Gas Company (SJG). SJG has no subsidiaries. South
     Jersey Industries, Inc. (Industries) owns all of the outstanding common stock of SJG. Certain reclassifications have been made of previously reported amounts to conform with classifications used in the current year.

          Estimates and Assumptions - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and related disclosures. Therefore, actual results could differ from those estimates.

          Regulation - SJG is subject to the rules and regulations of the New Jersey Board of Public Utilities (BPU) and maintains its accounts in accordance with the prescribed Uniform System of Accounts of that Board (See Notes 2 & 13).

          Utility Revenues - SJG bills most of its customers on a monthly cycle basis, although certain commercial and industrial customers are billed at or near the end of each month. An accrual is made to recognize the unbilled revenues from the date of the last bill to the end of period.

          In accordance with a BPU order, SJG is allowed to recover the excess cost of gas sold over the cost included in base rates through the Levelized Gas Adjustment Clause (LGAC). This collection is made on a forecasted basis upon BPU order. Under-recoveries and over-recoveries of gas costs are deferred and included in the determination of the following year's LGAC. Interest is paid on overcollected LGAC balances based on SJG's return on rate base as determined in its base rate proceedings.

          SJG's tariff also includes a Temperature Adjustment Clause (TAC) and a Remediation Adjustment Clause (RAC). These clauses are designed to reduce the impact of extreme fluctuations in temperatures on SJG and its customers, and recover costs incurred in the remediation of former gas manufacturing plants, respectively. TAC adjustments affect revenue, income and cash flows since extremely cold weather can generate credits to customers, while extremely warm weather during the winter season can result in additional billings to customers (See Note 13). RAC adjustments do not directly affect earnings because costs are deferred and recovered through rates over 7-year amortization periods (See Note 12).

          Property, Plant & Equipment - Utility plant is stated at original cost as defined for regulatory purposes.

                           SOUTH JERSEY GAS COMPANY

                         NOTES TO FINANCIAL STATEMENTS
                                  (Continued)

1.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES: (Continued)

     The cost of additions, replacements and renewals of property is charged to the appropriate plant account.

     Utility plant by major classes as December 31, 1996 and 1995 is as follows (in thousands):

                                            1996         1995
                                          --------     --------
     Utility Plant:

     Production Plant                     $    996     $    993
     Storage Plant                           8,092        7,979
     Transmission Plant                     61,169       59,102
     Distribution Plant                    477,968      445,305
     General Plant                          25,142       24,578
     Intangible Plant                          181          181
                                          --------     --------

        Utility Plant in Service           573,548      538,138

     Construction Work in Progress           2,434        1,189
     Gas Stored - Base Gas                   1,322        1,322
                                          --------     --------

          Total Utility Plant             $577,304     $540,649
                                          ========     ========

          Depreciation and Amortization - Depreciation of gas utility plant is provided on a straight-line basis over the estimated remaining lives of the various classes of property. These estimates are periodically reviewed and adjustments are made as required after BPU approval. The composite rate per annum for all depreciable utility property was approximately 2.8% in 1996, 1995 and 1994. Generally, with the exception of extraordinary retirements, accumulated depreciation is charged with the cost of depreciable utility property retired, together with removal costs less salvage. The gas plant acquisition adjustment is being amortized on a straight-line basis over a 40-year period. The unamortized balance amounting to $2.0 million at December 31, 1996 is not included in rate base.

          New Accounting Pronouncement - In March 1995, the Financial Accounting Standards Board (FASB) issued FASB No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of". SJG adopted this statement in 1996. It requires that long-lived assets be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The adoption of FASB No. 121 had no impact on the financial statements.

          Federal Income Taxes - Deferred Income Taxes are provided for temporary differences between book and taxable income (See Notes 5 & 6).

          Statements of Cash Flows - For purposes of reporting cash flows, all highly liquid investments with original maturities of three months or less are considered cash equivalents.

2.   RECENT REGULATORY ACTIONS:

          On December 14, 1994, the BPU granted SJG a rate increase of $12.1 million based on a 9.51% rate of return on rate base, which included an 11.5% return on equity. Nearly the entire amount of the increase comes from the residential, commercial and small industrial customer classes. In addition, SJG is allowed to retain the first $4.0 million of pre-tax interruptible and off-system margins combined and 20% of margins above that level. As part of the tariff changes approved, SJG also implemented tariffs which give large industrial and commercial customers more opportunities to manage their own gas supplies. These changes do not have a negative impact on SJG's net income.

                           SOUTH JERSEY GAS COMPANY

                         NOTES TO FINANCIAL STATEMENTS
                                  (Continued)

2.   RECENT REGULATORY ACTIONS: (Continued)

          In December 1994, the BPU ordered a $3.5 million customer refund which resulted in an unfavorable impact of $2.3 million (net of taxes), or $0.97 per share, in 1994 net income. This refund was part of a global settlement which expedited the resolution of a series of matters pending before the BPU, including SJG's 1994 rate case and 1993-1994 LGAC. Customers received the $3.5 million refund through the 1994-1995 LGAC.

          On April 10, 1996, SJG received approval from the BPU to increase its rates by approximately $8.0 million, or 2.9%, through its LGAC. The primary reason for the LGAC increase was higher natural gas costs incurred by the Company during November and December 1995 due to weather that was colder than normal. The BPU also approved an agreement among the parties to the case that the renegotiations of its gas supply agreements were reasonable and that the parties will not challenge the reasonableness or prudence of the agreements as originally made or as renegotiated.

          On June 20, 1996, SJG received approval from the BPU to recover environmental remediation costs incurred during the two-year period ended July 31, 1995 totaling $1.5 million, net of insurance recoveries (See
     Note 12).

          On September 6, 1996, SJG made its annual LGAC and TAC filings with the BPU. SJG proposed a decrease to the LGAC of $1.4 million. In addition, a credit resulting from the TAC of $2.5 million was filed and, on January 27, 1997, the BPU approved a revenue reduction for this credit (See Note
     13). Also filed with the BPU on September 6, 1996, was an update to SJG's RAC which proposed an increase of approximately $655,000.

3.   RELATED PARTY TRANSACTIONS:

          SJG has contracted with R & T Group, Inc., a wholly owned subsidiary of Industries, for general utility construction and environmental remediation services costing approximately $7,257,800, $6,852,700 and $6,187,200 for the years ended December 31, 1996, 1995 and 1994, respectively. The amount payable to R & T Group, Inc. relating to these services was $1,445,100 and $902,700 at December 31, 1996 and 1995,
     respectively.

          SJG engages in sales of natural gas for resale pursuant to Section
     284.402 of the Regulations of the Federal Energy Regulatory Commission which included sales to South Jersey Energy Company (SJE) and South Jersey Fuel Company (SJF), affiliates by common ownership of Industries. Sales to SJE approximated $339,700, $2,365,400 and $13,311,200 for the years ended December 31, 1996, 1995 and 1994, respectively. The amount due from SJE relating to these sales was $771,800

                           SOUTH JERSEY GAS COMPANY

                         NOTES TO FINANCIAL STATEMENTS
                                  (Continued)

3.   RELATED PARTY TRANSACTIONS: (Continued)

     at December 31, 1995. SJG began engaging in sales with SJF during December 1995. Such sales approximated $663,800 and $25,000 for the years ended December 31, 1996 and 1995, respectively.

4.   REDEEMABLE CUMULATIVE PREFERRED STOCK:

          The shares of Cumulative Preferred Stock, Series A and Series B, are redeemable at the option of SJG in whole or in part, plus accrued dividends, at a premium of 1.5% of par value on the Series A shares and at par value on the Series B shares.

          SJG is required to offer annually to purchase 900 and 1,500 shares of its Cumulative Preferred Stock, Series A and Series B, respectively, at par value, plus accrued dividends.

          If preferred stock dividends are in arrears, no dividends may be declared or paid, or other distribution made on the Common Stock of SJG. If four or more quarterly dividends are in arrears, the Preferred Shareholders may elect a majority of SJG's Directors.

5.   FEDERAL INCOME TAXES:

          SJG is included in the consolidated Federal Income tax return filed by Industries. The actual taxes, including credits, are allocated by Industries to its subsidiaries generally on a separate return basis. Income tax expense applicable to operations differs from the tax that would have resulted by applying the statutory rate to income from operations before Federal Income Tax for the following reasons (in thousands):

                                     1996     1995     1994
     Tax at Statutory Rate         $10,506  $ 8,844  $ 7,203
     Increase (Decrease)
      Resulting from:
       Amortization of Investment
        Tax Credits (ITC)             (392)    (390)    (377)
       Liberalized Depreciation
        Under Book Depreciation
        on Utility Plant               664      664      264
       Other - Net                    (151)     160       16

         Subtotal                   10,627    9,278    7,106

     Tax on Customer
      Refund Obligation                  0        0   (1,225)

         Net Federal Income Taxes  $10,627  $ 9,278  $ 5,881
                                   =======  =======  =======

                           SOUTH JERSEY GAS COMPANY

                         NOTES TO FINANCIAL STATEMENTS
                                  (Continued)

5.   FEDERAL INCOME TAXES: (Continued)

          The provision for Federal Income Taxes is comprised of the following (in thousands):

                                     1996     1995     1994
     Current                       $   640  $ 5,238  $ 8,833
     Deferred:
      Excess of Tax Depreciation
       Over Book Depreciation - Net  4,608    4,262    3,787
      Deferred Fuel Costs            3,340    1,380   (5,536)
      Environmental Remediation
       Costs - Net                   1,214     (556)    (207)
      Amortization of Gross
       Receipts Taxes                 (140)    (136)    (136)
      Alternative Minimum Tax        1,929        0      380
      Other - Net                     (572)    (520)     362

       Total Deferred               10,379    4,430   (1,350)

     ITC                              (392)    (390)    (377)

     Tax on Customer Refund
      Obligation                         0        0   (1,225)

         Net Federal Income Taxes  $10,627  $ 9,278  $ 5,881
                                   =======  =======  =======

          Deferred income taxes reflect the net tax effect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of SJG's net deferred tax liability at December 31, 1996 and 1995, are as follows (in thousands):

                                          1996           1995
     Deferred Tax Liabilities:

       Tax Depreciation over
         Book Depreciation              $60,123        $57,071

       Difference between Book and
         Tax Basis of Property            5,215          4,756

       Deferred Fuel Costs                4,720          1,380

       Deferred Regulatory Costs          1,189          1,335

       Environmental Remediation Costs    5,332          4,118

       Excess Protected                   3,550          3,632

                           SOUTH JERSEY GAS COMPANY

                         NOTES TO FINANCIAL STATEMENTS
                                  (Continued)

5.   FEDERAL INCOME TAXES: (Continued)

       Gross Receipts Taxes               1,564          1,704

       Other                              1,984          2,214

          Total Deferred
            Tax Liabilities              83,677         76,210

     Deferred Tax Assets:

       Alternative Minimum Tax              694          3,192

       ITC Basis Gross Up                 3,207          3,409

       Other                              1,361          1,599

          Total Deferred Tax Assets       5,262          8,200

          Net Deferred Tax Liability    $78,415        $68,010
                                        =======        =======

          As of December 31, 1996 and 1995, income taxes due from Industries were approximately $2,387,700 and $491,000, respectively.

6.   DEFERRED DEBITS AND CREDITS - FEDERAL AND OTHER TAXES:

          The primary asset created as a result of adopting FASB No. 109, "Accounting for Income Taxes", was income taxes - flowthrough depreciation in the amount of $17.6 million as of January 1, 1993. This amount represented the recording of the net tax effect of excess liberalized depreciation over book depreciation on utility plant because of temporary differences for which, prior to FASB No. 109, deferred taxes had not previously been provided. These tax benefits were previously flowed through in rates. As a result of positions taken in the 1994 rate case, the amortization of the asset is being recovered through rates over an 18-year period which began in December 1994.

          The ITC attributable to SJG were deferred and continue to be amortized at the annual rate of 3%, which approximates the life of the related assets.

          Effective March 1, 1978, SJG began and continued to accrue through 1991 for Gross Receipts and Franchise Taxes (GRAFT) on current revenues rather than on the previous basis of prior period revenues. The one-time increase resulting from this change has been deferred and is being amortized on a straight-line basis to operations over a 30-year period. In June 1991, New Jersey adopted GRAFT legislation

                           SOUTH JERSEY GAS COMPANY

                         NOTES TO FINANCIAL STATEMENTS
                                  (Continued)

6.   DEFERRED DEBITS AND CREDITS - FEDERAL AND OTHER TAXES:
     (Continued)

     accelerating tax payments, the carrying costs on which are being recovered from ratepayers. The legislation also changed the basis to gas volumes rather than percentage of revenue.

7.   LONG-TERM DEBT:  (A)

                                           Principal Outstanding
                                                December 31,
                                               (In Thousands)
                                               1996       1995
     First Mortgage Bonds:  (B)
       8 1/4%  Series due 1996 (C). . . .   $      0   $  1,998
       8 1/4%  Series due 1998 (C). . . .          0      3,260
       9.2%    Series due 1998 (D). . . .          0      2,667
       8.19%   Series due 2007. . . . . .     25,000     25,000
       10 1/4% Series due 2008. . . . . .     25,000     25,000
       9%      Series due 2010. . . . . .     30,625     32,813
       6.95%   Series due 2013. . . . . .     35,000     35,000
     Unsecured Notes:
       Term Note, 8.47% due 2001 (E). . .     10,714     12,857
       Debenture Notes, 8.6% due 2010 . .     30,000     30,000

     Total Long-Term Debt Outstanding . .    156,339    168,595

     Less Current Maturities. . . . . . .      6,603     11,811

     Long-Term Debt . . . . . . . . . . .   $149,736   $156,784
                                            ========   ========

     (A) Long-Term Debt Maturities and Sinking Fund Requirements for the succeeding five years as of December 31, 1996, are as follows: 1997, $6,603,357; 1998, $8,876,357; 1999, $8,876,357; 2000, $8,876,357; and
          2001, $11,876,358.

     (B) SJG's First Mortgage dated October 1, 1947, as supplemented, securing the First Mortgage Bonds constitutes a direct first mortgage lien on substantially all utility plant. The First Mortgage Bonds also require an annual replacement fund, which may be met by the deposit of cash funds with the Trustee or by the utilization of bondable property additions at 166.67% of cash requirements. SJG expects to continue to satisfy this requirement with property additions in each of the next five years.

     (C) On January 31, 1996, SJG redeemed $1,998,000 of its 8 1/4% Series First Mortgage Bonds due 1996, without premium, and $3,260,000 of its 8 1/4% Series First Mortgage Bonds due 1998, with a premium of $22,168.

                           SOUTH JERSEY GAS COMPANY

                         NOTES TO FINANCIAL STATEMENTS
                                  (Continued)

7.   LONG-TERM DEBT:  (Continued)

     (D) On April 1, 1996, SJG redeemed $2,666,668 of its 9.2% Series First Mortgage Bonds due 1998, with a premium of $62,874.

     (E) An additional $5,000,000 revolving credit facility is available under the terms of this agreement.

8.   FINANCIAL INSTRUMENTS:

          Long-Term Debt - The fair values of SJG's long-term debt, including current maturities, as of December 31, 1996 and 1995, are estimated to be $166.6 million and $189.1 million, respectively, (carrying amounts $156.3 million and $168.6 million, respectively). They are estimated based on the interest rates available to SJG at each respective balance sheet date for debt with similar terms and remaining maturities. SJG retires higher cost debt whenever it is cost effective to do so within the constraints of the respective debt covenants.

          Other Financial Instruments - The carrying amounts of SJG's other financial instruments approximate their fair values at December 31, 1996 and 1995, respectively.

9.   UNUSED LINES OF CREDIT AND COMPENSATING BALANCES:

          Unused lines of credit available at December 31, 1996 were $24,700,000. Borrowings under these lines of credit are at market rates which approximated 5.85% and 6.0% at December 31, 1996 and 1995, respectively. Demand deposits are maintained with lending banks on an informal basis and do not constitute compensating balances.

10.  SHAREHOLDER'S EQUITY:

          SJG is restricted under its First Mortgage Indenture, as supplemented, as to the amount of cash dividends or other distributions that may be paid on its common stock. SJG had retained earnings free of such restriction of approximately $49,511,200 at December 31, 1996.

          On February 28, 1995 and July 29, 1994, SJG received $6.0 million and $10.0 million, respectively, as contributions of capital from Industries. Contributions of capital are credited to Other Paid-In Capital and Premium on Common Stock. There have been no other changes in Common Stock or Other Paid-In Capital and Premium on Common Stock during 1996, 1995 and 1994.

                           SOUTH JERSEY GAS COMPANY

                         NOTES TO FINANCIAL STATEMENTS
                                  (Continued)

11.  RETIREMENT BENEFIT PLANS:

          Pensions - SJG has defined benefit retirement plans that provides annuity payments to substantially all full-time regular employees upon retirement. SJG pays the entire cost of the plans. Approximately 60% of the plans' assets are invested in securities which provide for fixed income and a return of principal. The remaining assets are invested in professionally managed common stock portfolios. Net periodic pension cost, including the amortization of the cost of past service benefits over a period of approximately 30 years, included the following components (in thousands):

                                      1996      1995      1994
     Service cost - benefits
        earned during the period    $ 1,589   $ 1,443   $ 1,432
     Interest cost on projected
        benefit obligation            2,839     2,610     2,392
     Actual return on
        plan assets                  (2,782)   (2,669)     (950)
     Net amortization
        and deferral                    458       575    (1,093)

     Net periodic pension cost      $ 2,104   $ 1,959   $ 1,781
                                    =======   =======   =======
     Assumptions as of December 31 were:

     Discount rate                      7.5%      7.5%      7.5%
     Rate of increase in
        compensation levels             4.6%      4.6%      4.6%
     Expected long-term rate
        of return on assets             8.5%      8.5%      8.5%

          The following table sets forth the plans' funded status at December 31, 1996 and 1995.

     Actuarial present value of benefit obligations (in thousands):

                                           1996       1995
     Vested benefit obligation           $(35,094)  $(32,837)
                                         ========   ========

     Accumulated benefit obligation      $(35,379)  $(33,043)
                                         ========   ========

     Projected benefit obligation        $(45,002)  $(41,802)
     Plan assets at fair value             36,326     33,257

     Projected benefit obligation
        in excess of plan assets           (8,676)    (8,545)

                           SOUTH JERSEY GAS COMPANY

                         NOTES TO FINANCIAL STATEMENTS
                                  (Continued)

11.  RETIREMENT BENEFIT PLANS: (Continued)

     Unrecognized net loss                  4,226      4,085
     Prior service cost not yet
        recognized in net periodic
        pension cost                        1,612      1,756
     Unrecognized net obligation
        at January 1                          609        697
     Pension liability recognized in
        the balance sheet                $ (2,229)  $ (2,007)
                                         ========   ========

          Postretirement Benefits Other Than Pensions - SJG provides postretirement health care and life insurance benefits to certain retired employees. Effective January 1, 1993, SJG adopted FASB No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions". This statement requires SJG to accrue the estimated cost of retiree benefit payments during the years the employee provides services. SJG previously expensed the cost of these benefits, which are principally health care, on a pay-as-you-go (PAYGO) basis. SJG has elected to recognize the unfunded transition obligation over a period of 20 years.

          SJG has previously recovered these costs on a PAYGO basis through its rates. As part of SJG's 1994 base rate case settlement, SJG was granted full recovery of the current service cost component of the annual cost in addition to continued recovery of PAYGO costs. The BPU also approved recovery of previously deferred 1993 and 1994 service costs over a 5-year period beginning in December 1994. Beginning in 1995, an external trust was established to fund a portion of the obligation recovered from ratepayers as a part of the BPU settlement. Gross contributions to this trust totaled $2.1 million in both 1996 and 1995. However, due to the timing of 1995 contributions, the return stated in the table below does not reflect a full year's return. SJG is also authorized to continue recording a regulatory asset for the amount by which the cost exceeds the current level recovered in rates. The recovery of this regulatory asset, which amounted to approximately $5.2 million at December 31, 1996, is being addressed in SJG's current base rate case proceeding and a BPU generic proceeding. It is expected that the regulatory asset will be recovered from ratepayers (See
     Note 13).

          Net postretirement benefit cost for 1996, 1995 and 1994 consisted of the following components (in thousands):

                                       1996      1995      1994
     Service cost - benefits
       earned during the period      $   883   $   841   $   798
     Actual return on plan assets       (164)      (26)        0

                           SOUTH JERSEY GAS COMPANY

                         NOTES TO FINANCIAL STATEMENTS
                                  (Continued)

11.  RETIREMENT BENEFIT PLANS:  (Continued)

     Interest cost on accumulated
       postretirement benefit
       obligation                      1,381     1,287     1,190
     Amortization of transition
       obligation                        779       779       779

         Subtotal                      2,879     2,881     2,767

     Other Adjustments                     0    (2,630)      655

         Net postretirement
           benefit costs as
           reported in the
           financial statements      $ 2,879   $   251   $ 3,422
                                     =======   =======   =======

          The amounts expensed in 1996, 1995 and 1994 were $1.6 million, $1.6 million and $0.5 million, respectively.

          The following table sets forth the life and health care plans' funded status at December 31, 1996 and 1995.

     Actuarial present value of accumulated postretirement benefit obligations
      (in thousands):

                                           1996       1995
     Retirees                            $ (4,739)  $ (4,590)
     Other active plan participants       (16,163)   (14,820)

     Accumulated postretirement
        benefit obligation                (20,902)   (19,410)
     Fair value of plan assets              2,835      1,433

     Accumulated postretirement
        benefit obligation in
        excess of plan assets             (18,067)   (17,977)

     Unrecognized net loss/(gain)              75        (45)
     Unrecognized transition obligation    12,471     13,250

     Postretirement benefit liability
        recognized in the balance sheet  $ (5,521)  $ (4,772)
                                         ========   ========

          In 1995, SJG recalculated the net postretirement benefit cost and present value of accumulated postretirement benefit for the years 1994 and 1993 utilizing assumptions based on corrected data. The effects of the recalculation were recorded in 1995 since the changes did not materially affect previously reported net income or retained earnings.

                           SOUTH JERSEY GAS COMPANY

                         NOTES TO FINANCIAL STATEMENTS
                                  (Continued)

11.  RETIREMENT BENEFIT PLANS:  (Continued)

          The assumed health care cost trend rates used in measuring the accumulated postretirement benefit obligation as of December 31, 1996 are as follows: Medical and Drug - 7.55% for participants age 65 or older and 10.55% for participants under age 65 in 1996, both grading to 5.75% in 2008. Dental - 7.69% in 1996, grading to 5.75% in 2003. If the health care cost trend rate assumptions were increased by 1%, the accumulated postretirement benefit obligation as of December 31, 1996, would be increased by $2.9 million. The effect of this change on the sum of the service cost and interest cost would be an increase of $0.4 million. An assumed discount rate of 7.5% and an expected return on plan assets of 8.5% were used in determining the accumulated postretirement benefit obligation as of December 31, 1996 and 1995.

12.  COMMITMENTS AND CONTINGENCIES:

          Construction Commitments - The estimated cost of construction and environmental remediation programs of SJG for the year 1997 aggregates $57.7 million and, in connection therewith, certain commitments have been made.

          Gas Supply Contracts - SJG, in the normal course of conducting business, has entered into long-term contracts for natural gas supplies, firm transportation, and firm gas storage service. The earliest expiration of any of the gas supply contracts is 1998. All of the transportation and storage service agreements between SJG and its interstate pipeline suppliers are provided under Federal Energy Regulatory Commission (FERC) approved tariffs. SJG's cumulative obligation for demand charges paid to its suppliers for all of these services is approximately $5.3 million per month which is recovered on a current basis through the LGAC.

          Pending Litigation - The Company is subject to claims which arise in the ordinary course of its business and other legal proceedings. A group of Atlantic City casinos filed a petition with the BPU on January 16, 1996, alleging overcharges of over $10.0 million including interest. Management believes that the ultimate liability with respect to these actions will not materially affect SJG's financial position or results of operations.

          Environmental Remediation Costs - SJG has incurred and recorded certain costs for environmental remediation of sites where SJG or predecessor companies operated gas manufacturing plants. Manufactured gas operations were terminated at all SJG sites more than 30 years ago.

                           SOUTH JERSEY GAS COMPANY

                         NOTES TO FINANCIAL STATEMENTS
                                  (Continued)

12.  COMMITMENTS AND CONTINGENCIES:  (Continued)

          Since the early 1980s, SJG has recorded environmental remediation costs of $70.8 million, of which $29.1 million has been expended as of December 31, 1996. SJG, with the assistance of an outside consulting firm, estimates that total future expenditures to remediate the sites will range from $41.7 million to $150.2 million. The lower end of this range has been recorded as a liability and is reflected on the balance sheet under the captions "Current Liabilities" and "Deferred Credits and Other Non-Current Liabilities". Recorded environmental remediation costs do not directly affect earnings because those costs are deferred and, when expended, recovered through rates over 7-year amortization periods. Amounts accrued for future expenditures have not been adjusted for future insurance recoveries, which management is pursuing. SJG has received $4.2 million of insurance recoveries as of December 31, 1996. These proceeds were first used to offset legal fees incurred in connection with those recoveries and the excess was used to reduce the balance of deferred environmental remediation costs. Recorded amounts include estimated costs to be incurred based on projected investigation and remediation work plans using existing technologies. Actual expenditures could differ from the estimates due to the long-term nature of the projects and changing technology, government regulations and site specific requirements.

          SJG has established a regulatory asset for these costs and is recovering amounts expended over 7-year amortization periods, as authorized by the BPU. As of December 31, 1996, SJG has unamortized remediation expenditures of $15.6 million which are reflected on the balance sheet under the caption "Deferred Debits". Since BPU approval of the RAC mechanism in August 1992, SJG has recovered $9.3 million through rates as of December 31, 1996.

13.  SUBSEQUENT EVENTS:

          On January 27, 1997, the BPU granted SJG a rate increase of $6.0 million based on a 9.62% rate of return on rate base, which included an 11.25% return on equity. The majority of this increase will come from residential and small commercial customers. As part of this rate increase, SJG now retains the first $5.0 million of pre-tax margins generated by interruptible and off-system sales and transportation, as well as 20% of pre-tax margins above that level. In 1997 and 1998, this $5.0 million threshold will be increased by the annual revenue requirement associated with specified major construction projects. In 1997, SJG will file to recover additional postretirement benefit costs of approximately $1.1 million annually. This recovery is expected to begin in 1998 (See Note 11).

                           SOUTH JERSEY GAS COMPANY

                         NOTES TO FINANCIAL STATEMENTS
                                  (Continued)

13.  SUBSEQUENT EVENTS: (Continued)

          As part of the tariff changes approved, SJG further expanded the choices available to commercial and industrial customers. During 1997, SJG will also implement a firm transportation pilot program for up to 10,000 residential customers. This program will have no impact on net income.

          In addition to the rate increase, the BPU approved a revenue reduction in SJG's Temperature Adjustment Clause, a mechanism designed to reduce the impact of extreme fluctuations in temperature on SJG and its customers. For the period ended May 31, 1996, weather in SJG's service area was significantly colder than the 20-year average resulting in a $2.5 million credit due to customers' bills which is already reflected in the 1996 results of operations.

                                  SIGNATURES


     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this Amendment No. 1 to Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized.




                              South Jersey Gas Company
                              -------------------------------
                              (Registrant)


Date: April 25, 1997      By:  /s/ George L. Baulig
     ----------------         ----------------------------------

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                                Exhibit Index

 Exhibit                                                      Page
 Number                                                      ------

 (3)(a)          Certificate of Incorporation
                 of SJG (filed herewith).

 (3)(b)          Bylaws of SJG (filed
                 herewith).

 (4)(a)          Form of Stock Certificate
                 for common stock (filed
                 herewith).

 (4)(b)(i)       First Mortgage Indenture                      *
                 dated October 1, 1947.


 (4)(b)(ii)      Form of South Jersey Gas                      *
                 Company First Mortgage
                 Bond, 8-1/4% Series due 1996.

 (4)(b)(iii)     Form of South Jersey Gas                      *
                 Company First Mortgage
                 Bond, 8-1/4% Series due 1998.

 (4)(b)(iv)      Twelfth Supplemental Inden-                   *
                 ture, dated as of June 1,
                 1980.

 (4)(b)(v)       Fifteenth Supplemental                        *
                 Indenture, dated July
                 1, 1986, 9.2% Series
                 due 1998.

 (4)(b)(vi)      Sixteenth Supplemental                        *
                 Indenture dated as of
                 April 1, 1988, 10-1/4%
                 Series due 2008.

 (4)(b)(vii)     Seventeenth Supplemental                      *
                 Indenture dated as of
                 May 1, 1989.

 (4)(b)(viii)    Eighteenth Supplemental                       *
                 Indenture, dated as of
                 March 1, 1990.

 (4)(b)(ix)      Nineteenth Supplemental                       *
                 Indenture, dated as of
                 April 1, 1992.

 (4)(b)(x)       Twentieth Supplemental                        *
                 Indenture, dated as of
                 June 1, 1993.

 (4)(c)          Indenture dated as of                         *
                 January 31, 1995; 8.60%
                 Debenture Notes due
                 February 1, 2010
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
 Exhibit                                                        Page
 Number                                                         ----

 (3)(a)          Certificate of Incorporation
                 of SJG.                                         **

 (3)(b)          Bylaws of SJG.                                  **

 (4)(a)          Form of Stock Certificate
                 for common stock.                               **

 (4)(b)(i)       First Mortgage Indenture
                 dated October 1, 1947.                           *


 (4)(b)(ii)      Form of South Jersey Gas
                 Company First Mortgage
                 Bond, 8-1/4% Series due 1996.                    *

 (4)(b)(iii)     Form of South Jersey Gas
                 Company First Mortgage
                 Bond, 8-1/4% Series due 1998.                    *

 (4)(b)(iv)      Twelfth Supplemental Inden-
                 ture, dated as of June 1,
                 1980.                                            *

 (4)(b)(v)       Fifteenth Supplemental
                 Indenture, dated July
                 1, 1986, 9.2% Series
                 due 1998.                                        *

 (4)(b)(vi)      Sixteenth Supplemental
                 Indenture dated as of
                 April 1, 1988, 10-1/4%
                 Series due 2008.                                 *


 (4)(b)(vii)     Seventeenth Supplemental
                 Indenture dated as of
                 May 1, 1989.                                     *

 (4)(b)(viii)    Eighteenth Supplemental
                 Indenture, dated as of
                 March 1, 1990.                                   *

 (4)(b)(ix)      Nineteenth Supplemental
                 Indenture, dated as of
                 April 1, 1992.                                   *

 (4)(b)(x)       Twentieth Supplemental
                 Indenture, dated as of
                 June 1, 1993.                                    *

 (4)(c)          Indenture dated as of
                 January 31, 1995; 8.60%
                 Debenture Notes due
                 February 1, 2010                                 *
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                                       33
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
 Exhibit                                              Page
 Number                                               ----
(9)              None

(10)(a)          Gas storage agreement (GSS)            *
                 between South Jersey Gas
                 Company and Transco,
                 dated October 1, 1993.

(10)(b)          Gas storage agreement (S-2)            *
                 between South Jersey Gas
                 Company and Transco,
                 dated December 16, 1953.

(10)(c)          Gas storage agreement (LG-A)           *
                 between South Jersey Gas
                 Company and Transco,
                 dated June 3, 1974.

(10)(d)          Gas storage agreement (WSS)            *
                 between South Jersey Gas
                 Company and Transco, dated
                 August 1, 1991.

(10)(e)(i)       Gas storage agreement (LSS)            *
                 between South Jersey Gas
                 Company and Transco,
                 dated October 1, 1993.

(10)(e)(ii)      Gas storage agreement                  *
                 (SS-1) between South Jersey
                 Gas Company and Transco,
                 dated May 10, 1987 (effective
                 April 1, 1988).

(10)(e)(iii)     Gas storage agreement                  *
                 (ESS) between South Jersey
                 Gas Company and Transco,
                 dated November 1, 1993.


(10)(e)(iv)      Gas transportation service             *
                 agreement between South
                 Jersey Gas Company and
                 Transco, dated April 1, 1986.


(10)(e)(v)       Service agreement (FS)                 *
                 between South Jersey Gas
                 Company and Transco, dated
                 August 1, 1991.

(10)(e)(vi)      Service agreement (FT)                 *
                 between South Jersey Gas
                 Company and Transco, dated
                 February 1, 1992.

(10)(e)(vii)     Service agreement                      *
                 (Incremental FT)
                 between South Jersey Gas
                 Company and Transco,
                 dated August 1, 1991.

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
Exhibit                                          Page
Number                                           ----

(10)(e)(viii)   Gas storage agreement (SS-2)       *
                between South Jersey Gas
                company and Transco, dated
                July 25, 1990.

(10)(e)(ix)     Gas Transportation                 *
                Service Agreement between
                South Jersey Gas Company
                and Transco, dated
                December 20, 1991.

(10)(e)(x)      Amendment to Gas                   *
                Transportation Agreement,
                dated December 20, 1991
                between South Jersey Gas
                Company and Transco, dated
                October 5, 1993.

(10)(f)         Gas Transportation Service         *
                Agreement (FTS) between
                South Jersey Gas Company
                and Equitable Gas Company,
                dated November 1, 1986.

(10)(g)(i)      Gas Transportation Service         *
                Agreement (TF) between
                South Jersey Gas Company
                CNG Transmission Corporation
                dated October 1, 1993.

(10)(g)(ii)     Gas purchase agreement             *
                between South Jersey Gas
                Company and ARCO Gas Market-
                ing, Inc., dated March 5,
                1990.

(10)(g)(iii)    Gas Transportation                 *
                Service Agreement (FTS
                1) between South Jersey
                Gas Company and Columbia Gulf
                Transmission Company, dated
                November 1, 1993.

(10)(g)(iv)     Assignment Agreement               *
                capacity and service
                rights (FTS-2) between South
                Jersey Gas Company and Columb
                Gulf Transmission Company,
                dated November 1, 1993.

(10)(g)(v)      FTS Service Agreement              *
                No. 39556 between South
                Jersey Gas Company and
                Columbia Gas Transmission
                Corporation, dated
                November 1, 1993.
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


Exhibit
Number                                                 Page
                                                       ----
(10)(g)(vi)    FTS Service Agreement                    *
               No. 38099 between South
               Jersey Gas Company and
               Columbia Gas Transmission
               Corporation, dated
               November 1, 1993.

(10)(g)(vii)   NTS Service Agreement                    *
               No. 39305 between South
               Jersey Gas Company and
               Columbia Gas Transmission
               Corporation, dated
               November 1, 1993.

(10)(g)(viii)  FSS Service Agreement                    *
               No. 38130 between South
               Jersey Gas Company and
               Columbia Gas Transmission
               Corporation, dated
               November 1, 1993.

(10)(g)(ix)    SST Service Agreement                    *
               No. 38086 between South
               Jersey Gas Company and
               Columbia Gas Transmission
               Corporation, dated
               November 1, 1993.

(10)(g)(x)     NS (Negotiated Sales)                    *
               Service Agreement dated
               December 1, 1994 between
               South Jersey Gas Company
               and Transco Gas Marketing
               Company as agent for
               Transcontinental Gas Pipe
               Line

(10)(h)(i)     Deferred Payment Plan for                *
               Directors of South Jersey
               Industries, Inc., South
               Jersey Gas Company, Energy
               & Minerals, Inc., R&T Group
               Inc. and South Jersey Energ
               Company as amended and
               restated October 21, 1994

(10)(h)(ii)    Form of Deferred Compen-                 *
               sation Agreement between
               the Company and/or a sub-
               sidiary and eleven of its
               officers.

(10)(h)(iii)   Schedule of Deferred                     *
               Compensation Agreements.

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
Exhibit                                                Page
Number                                                 ----

(10)(h)(iv)    Supplemental Executive                   *
               Retirement Program, as
               amended and restated ef-
               fective September 1, 1991,
               and form of Agreement
               between certain Company
               or subsidiary Company
               officers

(10)(h)(v)     Form of Officer Employment               *
               Agreement between certain
               officers and either the
               Company or its Subsidiaries

(10)(h)(vi)    Schedule of Officer                      *
               Employment Agreements


(10)(h)(vii)   Officer Severance Benefit                *
               Program for all officers


(10)(h)(viii)  Discretionary Incentive                  *
               Bonus Program for all
               officers and management
               employees

(10)(h)(ix)    The 1987 Stock Option and                *
               Stock Appreciation Rights
               Plan including Form of
               Agreement

(10)(i)        Retirement Plan for                      *
               Non-employee Members of
               the Board of Directors

(10)(j)        Executive Employment                     *
               Agreement dated
               June 17, 1994 between
               the Company and William
               F. Ryan, President and
               Chief Executive Officer

(11)           Not Applicable                           *

(12)           Not Applicable                           *

(16)           Not Applicable                           *

(21)           Subsidiaries of the                      *
               Registrant: None.

(24)           Not applicable.                          *

(27)           Financial Data Schedule                  **
               (Submitted only in electronic
               format to the Securities
               and Exchange Commission)

(99)           None
** Previously filed
*  Not Applicable
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